Exhibit 1

Commonwealth Bank of Australia
ABN 48 123 123 124

This profit announcement for the half year ended 31 December 2004 has been prepared for filing with the
U.S. Securities and Exchange Commission in connection with the shelf registration statement of
Commonwealth Bank of Australia.

For further information contact:
Investor Relations
Ph:	02 9378 5130
Fax:	02 9378 2344
E-mail address:	ir@cba.com.au

Except where otherwise stated, all figures relate to the half year ended 31 December 2004 and comparatives for the profit and loss are to the half year ended 31 December 2003. The term “prior comparative period” refers to the six months ended 31 December 2003 and “prior half year” refers to the six months ended 30 June 2004. Comparisons on balance sheet are to 30 June 2004, unless otherwise stated.

Terms used in the Profit Announcement are defined in Appendix 15.

Table of Contents

Special Note Regarding Forward-Looking Statements	4

Highlights	6
Financial Performance and Business Review	6
Shareholder Summary	7
Key Performance Indicators	8
Balance Sheet Summary	9
Productivity and Efficiency	9
Which new Bank	9
Which new Bank Benefits	9

Banking Analysis	13
Financial Performance and Business Review	13
Key Performance Indicators	14
Assets & Liabilities	16
Provisions for Impairment	20

Funds Management Analysis	21
Financial Performance and Business Review	21
Profit Summary	22
Funds Under Administration	23

Insurance Analysis	25
Financial Performance and Business Review	25
Profit Summary	26
Inforce Premiums	27

Shareholder Investment Returns	28

Life Company Valuations	29

Critical Accounting Policies and Estimates	30

Statutory Financial Report	30
Consolidated Statement of Financial Performance	32
Consolidated Statement of Financial Position	33
Consolidated Statement of Cash Flows	34

Notes to the Financial Statements	35

Appendices
1. Net Interest Income	53
2. Net Interest Margin	53
3. Average Balances and Related Interest	54
4. Interest Rate and Volume Analysis	55
5. Other Banking Operating Income	56
6. Operating Expenses	56
7. Integrated Risk Management	57
8. Capital Adequacy	59
9. Share Capital	61
10. Life Company Valuations and Policy Liabilities	63
11. Intangible Assets	69
12. Amortisation Schedule	69
13. Summary	70
14. Analysis Template	71
15. Definitions	74

First released 9 February 2005

Special Note Regarding Forward-Looking Statements

     Certain statements under the caption “Highlights” – Outlook” and elsewhere in this profit announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including economic forecasts and assumptions and business and financial projections, involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Commonwealth Bank of Australia (the “Bank”) and its consolidated subsidiaries (the “Group”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or United-Kingdom, changes in the regulatory structure of the banking and life insurance industries in Australia, New Zealand or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking and life insurance industries in Australia, and various other factors beyond the Group’s control. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on such forward-looking statements.

     Details on significant risk factors applicable to the Group are detailed on pages 13-14 of the Annual Report on Form 20-F (the “2004 Annual Report”) of the Bank for its fiscal year ended 30 June 2004.

Financial Information Definitions

     In addition to discussing the Australian GAAP financial information in this profit announcement, certain “non-GAAP financial measures” (as defined in Regulation G adopted by the US Securities and Exchange Commission (the “SEC”)) of the financial performance and results of the Group are included. These non-GAAP financial measures are not calculated in accordance with either Australian GAAP or US GAAP and are described below. This profit announcement contains certain reconciliations of these non-GAAP financial measures to our financial results prepared in accordance with Australian GAAP.

     In this profit announcement, the Bank presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with Australian GAAP, and on a “cash basis”. “Cash basis” is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift. Net profit after tax (“Cash basis”) represents profit derived from business operating income and operating expenses after tax. The only items excluded from the net profit after tax are goodwill amortisation and appraisal value (reduction)/uplift. Management believes “cash basis” is a meaningful measure of the Group’s operating performance as it excludes certain non-cash expenses and provides the basis for the determination of the Bank’s dividends. The goodwill amortisation is an annual accounting charge to profit, with amortisation principally over a 20-year period. The appraisal value reduction or uplift is a movement in the value of the fund management and life insurance businesses which in part is driven by external economic factors and markets, such as world equity markets and interest rates.

     The Bank also presents certain performance ratios on a statutory basis as well as on a cash basis. These ratios are calculated using net profit after tax (“statutory basis”) and net profit after tax (“cash basis”), respectively. These ratios are:

Earnings per share;
Dividend payout ratio;
Dividend cover; and
Return on average shareholders’ equity.

     Since these ratios are calculated using net profit after tax and since the Bank presents net profit after tax on both a statutory basis and a cash basis for the reasons described above, management believes that it is meaningful also to present these ratios on each of these bases. These ratios on a statutory basis are affected by the impact of changes in goodwill amortisation and the appraisal value of our funds management and life insurance businesses, while on a cash basis the effect of these items is excluded from the ratios.

     For a further explanation of these measures and ratios, refer to Appendix 15 – Definitions and to Appendix 14 – Analysis Template.

     The Bank also presents an Adjusted Common Equity ratio (the “ACE ratio”). The ACE ratio is a measure of risk weighted capital and is calculated in accordance with Standard & Poor’s methodology. The ACE ratio has been provided in response to an increased focus by equity analysts on this measure.

Highlights

Financial Performance and Business Review

     The Bank’s net profit after tax (“statutory basis”) for the six months ended 31 December 2004 was $1,859 million, an increase of 50% against a net profit after tax of $1,243 million for the prior comparative period and 40% against the prior half year of $1,329 million.

     The statutory result includes:

•	shareholder investment returns of $111 million (after tax), compared to $53 million for the prior half and $99 million for the prior comparative period;

•	Which new Bank expenses, totalling $19 million (after tax), compared to $189 million for the prior half and $346 million for the prior comparative period;

•	an appraisal value uplift of $265 million, compared with $36 million for the prior half and $165 million for the prior comparative period; and

•	goodwill amortisation of $162 million which is consistent with prior periods.

     Excluding these items, the Bank posted a strong operating result for the six months, with net profit after tax up 12% to $1,664 million from $1,487 million in the prior comparative period.

     The strong operating performance reflects:

•	Continued strong home lending growth both domestically and in New Zealand which were the major contributors to a 17% increase in lending asset balances over the prior comparative period (9% increase compared to the 30 June 2004 half year);

•	Strong performance in Funds Management following continued buoyant investment markets and as a consequence, higher funds under administration;

•	Prudent cost control across the business, with operating expenses remaining flat over the period, notwithstanding the one-off impact of compliance projects of $15 million and a stronger New Zealand Dollar; and

•	$301 million of estimated revenue and cost benefits arising from the Which new Bank program.

Which new Bank Program

     The Bank has made good progress in the Which new Bank program which was announced to the market in September 2003, meeting all critical project milestones set for the period. Net benefits realised for the six months to 31 December 2004 were estimated to be $301 million and gross investment spend was $255 million.

     The Bank continues to perform well against its Which new Bank commitments. Since the start of the Which new Bank program:

•	Earnings per share (“cash basis”) (1) has grown in excess of 10% on a compound annual growth basis;

•	Productivity has improved in the range of 4%-6% per annum;

•	Dividend per share has continued to increase – 85 cents per share compared to 79 cents per share in the prior comparative period; and

•	In the main, the Bank has successfully maintained its market share while focussing on profitability.

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Net Profit after Income Tax	$M	$M	$M	%	%

Statutory basis	1,859	1,329	1,243	40	50
Cash basis (1)	1,756	1,455	1,240	21	42

(1)	Refer to Appendix 15 Definitions for definition of terms.

     Focus during 2005 will be on the execution of several major IT projects, as well as the continuation of significant cultural transformation of the domestic operations. Following the successful pilot of the Bank’s new integrated customer service system, CommSee, in Tasmania, the implementation will commence progressively across the Bank as further development of the system is completed.

     Overall, we believe that the program remains likely to deliver a total annual net benefit exceeding $620 million in 2005 and at least $900 million in 2006, with a total investment of $1,480 million over the three years to 30 June 2006. Of this amount, $889 million has been spent since the program was announced. More detail is included on page 8.

Dividends

     The interim dividend declared for the half year was another record at 85 cents per share, an increase of 6 cents or 8% on the prior comparative period. The dividend payout ratio (“statutory basis”) was 60.2% for the period.

     This dividend payment is fully franked and was paid on 31 March 2005 to owners of ordinary shares at the close of business on 18 February 2005 (Record Date). Shares were quoted ex-dividend on 14 February 2005.

     The Bank issued $246 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2003/04. The Bank expects to issue around $206 million of shares in respect of the DRP for the interim dividend for 2004/05.

Outlook

     The Australian economy has continued to perform strongly in 2004 and although it has lost some momentum, it is also expected to perform well in 2005, with strong employment growth, high consumer confidence and rising real wages. Business capital expenditure plans are being revised upwards for the year ahead and the global economy is still expanding.

     Offshore, the US fiscal and current account deficits, and a weak US currency together with the rate of growth in China remain medium term issues of significance to the Australian economy.

     We see no change in the highly competitive environment for financial services, in response to which, we launched Which new Bank transformation program in 2003. At the commencement of the transformation, we said that, subject to the market conditions continuing over the three years of Which new Bank, the Bank would:

•	target a compound annual growth rate (CAGR) in earnings per share (“cash basis”) exceeding 10% per annum;

•	achieve 4-6% compound annual productivity improvement;

•	gain profitable market share growth across major product lines; and

•	increase the dividend per share each year.

     Since that time, we have kept our investment expenditure within the planned expenditure and achieved benefits in excess of plan.

     Subject to the market conditions, we expect earnings per share (“cash basis”) growth for the full year to 30 June 2005 of between 25% and 30%. This partly reflects the impact of expenses related to Which new Bank being substantially lower in 2005 than 2004 and the realisation of benefits which are continuing to increase.

     The Bank is confident of the progress of the Which new Bank program and expects to improve upon the original commitment given, with CAGR in Earnings per share (“cash basis”) over 2003 to 2006 now estimated to exceed 12%.

Highlights (cont’d)

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Contributions to Profit (after income tax)
Banking	1,417	1,206	970	17	46
Funds Management	179	151	117	19	53
Insurance	160	98	153	63	5

Net Profit after Income Tax (“cash basis”) (1)	1,756	1,455	1,240	21	42
Appraisal value uplift	265	36	165	large	61
Goodwill amortisation	(162)	(162)	(162)	—	—

Net Profit after Income Tax (“statutory basis”)	1,859	1,329	1,243	40	50

Preference Dividends Paid (2)	61	62	39
Ordinary Dividends Paid / Declared	1,083	1,315	996

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Shareholder Summary				%	%

Dividends per share - fully franked (cents) (3)	85	104	79		6 cents
Dividend cover - cash (times) (1)	1.6	1.1	1.2
Earnings per share (cents) (1)
Statutory - basic	141.6	101.1	95.8	40	48
Statutory - fully diluted	141.6	101.0	95.7	40	48
Cash basis - basic	133.5	111.1	95.5	20	40
Cash basis - fully diluted (3)	133.5	111.1	95.5	20	40
Dividend payout ratio (%) (1)
Statutory	60.2	103.8	82.7
Cash basis	63.9	94.4	82.9
Cash basis, excluding Which New Bank	63.2	83.1	64.4
Weighted average number of shares - basic (number)	1,269	1,255	1,257
Weighted average number of shares - fully diluted (number)	1,270	1,256	1,258
Return on equity (%) (1)	18.0	13.5	12.7	450bpts	530bpts

Return on equity - cash (%)(1) (3)	16.0	13.6	11.9	240bpts	410bpts

(1)	Refer to Appendix 15 Definitions for definition of terms.

(2)	Includes dividends paid on Perls, Perls II and Trust Preferred Securities.

(3)	Refer to Appendix 14 Analysis Template for calculation of ratios.

Important Dates for Shareholders

14 February 2005	Ex-Dividend Date
31 March 2005	Interim Dividend Payment
10 August 2005	2005 Final Results Announcement
28 October 2005	Annual General Meeting

Highlights (cont’d)

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Net Profit after Income Tax (“statutory basis”)	1,859	1,329	1,243	40	50
Net Profit after Income Tax (“cash basis”) (1)	1,756	1,455	1,240	21	42

Net Interest Income	2,933	2,739	2,671	7	10
Other banking income	1,412	1,471	1,375	(4)	3
Funds management income	615	576	582	7	6
Insurance income	360	356	322	1	12

Total Operating Income	5,320	5,142	4,950	3	7
Shareholder investment returns	145	55	141	large	3
Policyholder tax benefit	111	83	120	34	(8)

Total Income	5,576	5,280	5,211	6	7

Operating expenses	2,828	2,791	2,709	1	4
Which new Bank	28	255	494	(89)	(94)

Total Operating Expenses	2,856	3,046	3,203	(6)	(11)

Charge for bad and doubtful debts	146	126	150	16	(3)

Net Profit Before Income Tax	2,574	2,108	1,858	22	39
Policyholder tax expense	111	83	120	34	(8)
Corporate tax expense	702	565	494	24	42
Outside equity interests	5	5	4	—	25

Net Profit after Income Tax (“cash basis”) (1)	1,756	1,455	1,240	21	42
Appraisal value uplift	265	36	165	large	61
Goodwill amortisation	(162)	(162)	(162)	—	—

Net Profit after Income Tax (“statutory basis”)	1,859	1,329	1,243	40	50

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Key Performance Indicators	$M	$M	$M	%	%

Banking
Net interest margin (%)(2)	2.44	2.46	2.60	(2)bpts	(16)bpts
Average interest earning assets	238,402	224,160	204,323	6	17
Average interest bearing liabilities	220,908	206,473	188,688	7	17

Funds Management
Operating income to average funds under administration (%)	1.10	1.09	1.13	1bpt	(3)bpts
Funds under administration	117,440	109,883	105,526	7	11

Insurance
Inforce premiums	1,199	1,167	1,102	3	9

Capital Adequacy
Tier 1 (%)	7.46	7.43	7.26	3bpts	20bpts
Total (%)	9.60	10.25	9.46	(65)bpts	14bpts
Adjusted common equity (2) (3)	4.76	4.75	4.61	1bpt	15bpts

(1)	Refer to Appendix 15 Definitions for definition of terms.

(2)	Refer to Appendix 14 Analysis Template for calculation of ratios.

(3)	For a discussion of Adjusted Common Equity refer to Page 57 and Appendix 14 Analysis Template.

Credit Ratings	Long Term	Short Term	Affirmed

Fitch Ratings	AA	F1+	Dec 04
Moody’s Investor Services	Aa3	P-1	Dec 04
Standards & Poor’s	AA-	A-1+	Dec 04

The Bank believes that it continues to maintain a strong capital position which is reflected in its credit ratings which again remained unchanged during the half year. Additional information regarding the Bank’s capital is disclosed on pages 56 and 57. A security rating is not a recommendation to buy, sell or hold securities. Such ratings are subject to revision or withdrawal at anytime by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Highlights (cont’d)

	Half Year Ended
					Dec 04	Dec 04
	31/12/04	30/06/04		31/12/03	vs Jun 04	vs Dec 03
Balance Sheet Summary	$M	$M		$M	%	%

Total assets	320,952	305,995		285,879	5	12
Total liabilities	295,885	281,110		262,678	5	13

Shareholders’ equity	25,067	24,885		23,201	—	8

Assets held and Funds under administration
On Balance Sheet
Banking assets	284,258	269,066	(1)	250,594	6	13
Insurance Funds under administration	23,221	22,952		22,145	1	5
Other insurance and internal funds management assets	13,473	13,977	(1)	13,140	(4)	3

	320,952	305,995		285,879	5	12

Off Balance Sheet
Funds under administration	94,219	86,931		83,381	8	13

	415,171	392,926		369,260	6	12

(1)	Comparatives for 30 June 2004 have been restated to reflect a restructure and subsequent realignment in business segments.

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Productivity and Efficiency (1)				%	%

Banking
Expense to income (%)	50.1	56.4	62.1	11.2	19.3
Funds Management
Expense to average funds under administration (%)	0.74	0.75	0.85	1.3	12.9
Insurance
Expense to average inforce premiums (%)	44.9	49.3	46.2	8.9	2.8

(1)	Productivity changes shown as an annualised percentage change.

	Half Year Ended
	31/12/04	30/06/04	31/12/03
Which new Bank	$M	$M	$M

Expenses incurred	255	455	179
Change in provision for future costs	(57)	8	200
Investment capitalised (1)	(70)	(67)	(45)

Gross Which new Bank expense	128	396	334

Normal project spend	(100)	(150)	(50)
Expensing of previously capitalised software	—	9	210

Incremental Which new Bank expense — before tax	28	255	494

Incremental Which new Bank expense — after tax	19	189	346

(1)	Represents IT software $57 million and Branchfrefurbishment $13 million.

	Half Year Ended 31 December 2004
	Revenue	Costs	Total
Which new Bank Benefits	$M	$M	$M

Gross benefits	148	184	332
Additional operating expenses	(31)	—	(31)

Net benefits	117	184	301

     The impact on current half year expenses is the net of $184 million cost benefits, less the impact of additional operating expenses of $31 million, totalling $153 million. The ratio of net benefits is; revenue 39% : expenses 61%.

Financial Review

	Half Year ended
	31/12/04	31/12/04	31/12/03
	(A$ millions, except where indicated)
Selected Consolidated Income Statement Data	US$M(2)
Australian GAAP
Interest income	6,119	7,840	6,241
Interest expense	(3,830)	(4,907)	(3,570)

Net Interest income	2,289	2,933	(2,671)
Charge for bad and doubtful debts	(114)	(146)	(150)
Non interest income	2,270	2,908	2,705
Operating expenses (incl. Goodwill)	(2,356)	(3,018)	3,365

Operating profit before income tax	2,089	2,677	1,861
Income tax expense attributable to operating profit	(635)	(813)	(614)
Operating profit after income tax	1,455	1,864	1,247
Outside equity interest	(4)	(5)	(4)

Net income	1,451	1,859	1,243

Dividends declared ($)	845	1,083	996
Weighted average number of shares (basic)	1,269	1,269	1,257
Earnings per share, basic (cents)	110.5	141.6	95.8
Earnings per share, fully diluted (cents)	110.5	141.6	95.7
Dividends per share (cents)	66	85	79
Dividends payout ratio (%) (1)	60.2	60.2	82.7

Adjusted for US GAAP
Operating profit after income tax	1,221	1,565	1,232
Earnings per share (cents) — basic	92.2	118.1	94.6
Earnings per share (cents) — diluted	92.2	118.1	94.5

(1)	Dividends per share divided by earnings per share.

(2)	US$translated from A$at period end rates (see table below for rates).

Exchange Rates

     For each of the Bank’s Financial Half Years indicated, the period end and average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) are set out below, together with the high and low rates for the previous six months.

	Half Year Ended 31 December
	2004	2003
	(expressed in US dollars per $1.00)
Period End	0.7805	0.7520
Average Rate	0.7675	0.6854

The Noon Buying Rate on 5 July 2005 was US$0.7418 = $1.00.

	June	May	April	March	February	January
		(expressed in US dollars per $1.00)
High	0.7792	0.7810	0.7834	0.7974	0.7940	0.7790
Low	0.7498	0.7550	0.7658	0.7685	0.7669	0.7578

Financial Review (Continued)

	As at 31 December		As at 30 June
	2004	2004	2004
	(A$ millions, except where indicated)
Consolidated Balance Sheet Data	US$M(4)
(at period end)
Australian GAAP
Assets
Cash and liquid assets	4,408	5,648	6,453
Receivables due from other financial institutions	5,039	6,456	8,369
Trading securities	12,395	15,881	14,896
Investment securities	8,603	11,022	11,447
Loans, advances and other receivables	161,053	206,346	189,391
Bank acceptances of customers	12,720	16,297	15,019
Life insurance investment assets	22,035	28,232	28,942
Deposits with regulatory authorities	25	32	38
Property, plant and equipment	985	1,262	1,204
Investments in associates	182	233	239
Intangible Assets	3,555	4,555	4,705
Other assets	19,503	24,988	25,292

Total Assets	250,503	320,952	305,995

Liabilities
Deposits and other public borrowings	130,675	167,425	163,177
Payable due to other financial institutions	7,424	9,512	6,641
Bank acceptances	12,720	16,297	15,019
Provision for dividend	10	13	14
Income tax liability	933	1,195	811
Other provisions	695	891	997
Life insurance policy liabilities	19,487	24,967	24,638
Debt issues	40,076	51,346	44,042
Bills payable and other liabilities	14,390	18,438	19,140

	226,410	290,084	274,479

Loan capital (1)	4,528	5,801	6,631

Total liabilities and loan capital	230,938	295,885	281,110

Total Shareholders’ Equity (2)	19,565	25,067	24,885

Adjusted for US GAAP
Total Assets	249,268	319,370	303,437
Shareholders’ equity (3)	13,787	17,664	17,504

(1)	Represents interest bearing liabilities qualifying as regulatory capital.

(2)	Including minority interests.

(3)	Exclusive of minority interests.

(4)	US$ translated from A$ at period end rates (see table on Page 9 for rates).

Financial Review(continued)

	Half Year ended 31 December
	2004	2004	2003
	(A$ millions, except where indicated)
	US$M(10)
Consolidated Ratios and Operating Data

Australian GAAP
Profitability
Net Interest Margin (%) (1)		2.44	2.60
Interest Spread (%) (2)		2.12	2.31
Return on average shareholders’ equity (3)		18.0	12.7

Consolidated Operating Data (number) (at half year end)
Full time staff equivalent (11)		35,442	34,956

Productivity
Total operating income per full time (equivalent) employee ($) (4)	117,156	150,104	141,607
Ratio of earnings to fixed charges		1.4	1.3

Adjusted for US GAAP
Dividends as a percentage of net income		69.21	80.83

	Half Year ended 31 December		Year ended 30 June
	2004	2004	2004
	(A$ millions, except where indicated
	US$M(10)
Australian GAAP
Capital Adequacy
Risk weighted assets	141,015	180,673	169,321
Tier 1 capital	10,527	13,487	12,588
Tier 2 capital	4,412	5,653	6,658
Total capital (5)	13,532	17,337	17,355
Tier 1 capital/risk weighted assets (%)		7.46	7.43
Tier 2 capital/risk weighted assets (%)		3.13	3.93
Total capital/risk weighted assets (%)		9.60	10.25

Asset Quality Data (6)
Non accrual loans (7)	347	445	363
Total impaired assets (net of interest reserved) (8)	326	418	340
Specific provisions for impairment (9)	140	180	143
General provisions for impairment	1,076	1379	1,393
Net impaired assets (net of interest reserved)	186	238	197
General provision for impairment/risk weighted assets (%)		0.76	0.8

Adjusted for US GAAP
Shareholders’ equity as a percentage of total assets		5.53	5.77
Ratio of earnings to fixed charges		1.3	1.2

(1)	Net interest income divided by average interest earning assets for the year.

(2)	Difference between the average interest rate earned and the average interest rate paid on funds.

(3)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity, excluding outside equity interests, preference share and other equity instruments.

(4)	Total operating income represents net interest income before deducting charges for bad and doubtful debts plus non interest income.

(5)	Represents Tier 1 capital and Tier 2 capital less deductions under statutory guidelines imposed by the Reserve Bank of Australia.

(6)	All impaired asset balances and ratios are net of interest reserved.

(7)	Non accrual facilities comprise any credit risk exposure where a specific provision for impairment has been raised, or is maintained on a cash basis because of significant deterioration in the financial position of the borrower, or where loss of principal or interest is anticipated.

(8)	Total impaired assets comprise non accrual loans, restructured loans, Other Real Estate Owned (OREO) assets and Other Assets Acquired Through Security Enforcement (OAATSE).

(9)	Specific provisions for impairment include provisions raised against off balance sheet credit risk.

(10)	US$ translated from A$ at period end rates (see table on Page 9 for rates).

(11)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

Banking Analysis

Financial Performance and Business Review

     Net profit after tax (“statutory basis”) for the banking operations increased 55% to $1,266 million from $819 million in the prior comparative period.

     The performance was underpinned by the following factors:

•	Which new Bank costs decreased from $463 million in the prior comparative period to just $15 million for the current half year.

•	Strong volume growth in home lending, up 20% to $134 billion and personal lending, up 17% to $15 billion, compared to the prior comparative period;

•	A reduction in NIM of 16 bpts from the prior comparative period to 2.44%. Of the 16 bpts decrease, 14 bpts occurred in the half year ended 30 June 2004. NIM reduced only 2 bpts during the current half year compared to the half year ended 30 June 2004;

•	Good cost control across the business. Total operating expenses decreased 13% over the prior comparative period largely due to the reduction in Which new Bank expenses and improvements in productivity as a result of Which new Bank; and

•	Continuing sound credit quality.

Australian Retail

     The Australian retail banking operations performed strongly, supported by solid growth in key product lines, sustained improvement in customer service levels and ongoing productivity gains.

     The performance highlights for the six months included:

•	Strong growth in each of the Bank’s key retail lending segments with home loans growing 10% since 30 June 2004;

•	Stable product NIMs; and

•	Continued gains in underlying productivity and efficiency supported by Which new Bank.

     The Bank has also successfully achieved profitable growth in market share for its key lending segments. The market for retail deposits however, is becoming increasingly competitive, with some competitors pricing aggressively in an effort to win market share. The Bank is responding through a combination of product and service initiatives designed to capitalise on the Bank’s strong brand and distribution channels.

     The Bank has also announced changes to its mortgage broker business model which will be implemented progressively from April 2005. These include a revised commission structure which better aligns to product profitability whilst rewarding best practice business behaviours in areas such as training, compliance and loan quality. Separately, a new commission-only proprietary home loan channel “Innovators” was launched, designed to acquire new home loan customers from external sources, and to complement our existing branch, mobile and broker channels.

     During the six months, further good progress was made in the Which new Bank program. Highlights included:

•	Improved customer service levels as measured against internal benchmarks and supported by AC Nielsen showing improvement in customer satisfaction levels;

•	Successful pilot in Tasmania of CommSee, the Bank’s new customer management platform. CommSee now enables imaging of client signatures and authorities, inbound client mail and control documents. Through easier sharing of information, CommSee currently generates approximately 80,000 referrals across the Bank each month;

•	Embedding process changes resulting in significant improvements in home loan and personal loan (internet based) approval times and queue lengths;

•	Refurbishment of a further 30 branches, taking the total number of branches refurbished to 156;

•	The adoption of several cultural change initiatives; and

•	The launch of our new advertising campaign which puts some of our frontline customer service people in the spotlight.

Premium, Business & Corporate and Institutional

     During the half year, Premium Business Services simplified its operating structure, reducing the number of relationship-managed client segments from seven to three. This allowed a greater focus on the institutional, corporate and business banking segments and enabled us to provide better service to our business and high-net worth personal clients. The Bank has created a dedicated national Agribusiness team and has linked its corporate and business banking teams to better extend industry initiatives, new product and relationship management talent across Corporate, Small and Medium Enterprises (SME) and Small Business clients.

     The relationship based approach for a broad range of investment products, including primary offerings of equities and debt, has been particularly successful. In aggregate, the Bank raised in excess of $34 billion for our clients during the six months. This included significant capital raisings for ConnectEast, Bradken, Australian Pipeline Trust and Retail Cube. In addition, the Bank funded over $21 billion for business clients and $3 billion of new loans for premium high net worth individuals.

     Other major achievements included:

•	The acquisition of AOT Australia, which further leverages CommSec’s scale into the institutional market. CommSec continues to be the most active broker by number of transactions on the ASX and has the busiest single purpose website in Australia, receiving more than 400 million hits per month;

•	By combining sector expertise with distribution, the Bank has been successful in winning a number of new deals. This included completing a $1 billion bond issue for Goldman Sachs and a $1.9 billion Syndicated Standby Revolving and Term Loan Facility for Qantas Airways Ltd. This was the largest Australian dollar syndicated debt raising by an Australian corporate in the market in 2004;

•	The Bank has maintained its number one position in capital markets (Source: Insto, Bloomberg and IFR);

•	The Bank further expanded its rural client base through acquiring the wool futures trading book and client base from Macquarie Bank.

Asia Pacific

     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji, and Indonesia. ASB Bank in New Zealand represents the majority of the Asia Pacific Banking business.

     Overall lending activity in the New Zealand market has remained buoyant over the past half year despite a decrease in house sales activity compared with the prior comparative period and three successive increases in the official cash rate.

     ASB Bank has continued to achieve greater than industry lending growth across its entire loan portfolio. Total lending growth during the first half of the year was 9%, while total assets grew 11% during the same period. Market share has continued to grow, with share of housing lending increasing to 22.7% at 31 December 2004 from 22.2% at 30 June 2004 (source: Reserve Bank of New Zealand).

     ASB Bank was recognised for the third consecutive year as the “Bank of the Year” for New Zealand by the UK magazine, Banker, reflecting ASB Bank’s strong operational performance and commitment to customer service.

Banking Analysis (cont’d)

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Key Performance Indicators	$M	$M	$M	%	%

Net interest income	2,933	2,739	2,671	7	10
Other operating income	1,412	1,471	1,375	(4)	3

Total Operating Income	4,345	4,210	4,046	3	7
Which new Bank	15	235	463	(94)	(97)
Other operating expenses	2,160	2,140	2,051	1	5

Total Operating Expenses	2,175	2,375	2,514	(8)	(13)
Charge for bad and doubtful debts	146	126	150	16	(3)

Net Profit before Income Tax	2,024	1,709	1,382	18	46
Income tax expense	605	502	412	21	47
Outside equity interests	2	1	—	large	large

Net Profit after Income Tax (“cash basis”)(1)	1,417	1,206	970	17	46
Goodwill amortisation	151	151	151	—	—

Net Profit after Income Tax (“statutory basis”)	1,266	1,055	819	20	55

Productivity and other measures
Expense to income (%)	50.1	56.4	62.1	11.2	19.3
Effective corporate tax rate (%)	29.9	29.4	29.8	50bpts	10bpts

Balance Sheet
Lending assets ($m)(2)	224,202	205,946	191,272	9	17
Average interest earning assets ($m)	238,402	224,160	204,323	6	17
Average interest bearing liabilities ($m)	220,908	206,473	188,688	7	17

Asset Quality
Risk weighted assets ($m)	180,673	169,321	157,471	7	15
Net impaired assets ($m)	238	197	375	21	(37)
General provision/Risk weighted assets (%)	0.76	0.82	0.86	(6)bpts	(10)bpts
Total provisions/Gross impaired assets
(net of interest reserved) (%)	373.0	451.8	271.6	(17)	37
Bad debt expense as a % of Risk weighted assets (%)	0.08	0.07	0.10	1bpt	(2)bpts

(1)	Refer to Appendix 15 Definitions for definition of terms.

(2)	Lending assets comprise Loans, Advances and other receivables (gross of provisions for impairment) and Bank acceptances of customers.

Banking Analysis (cont’d)

Net Interest Income

     Net interest income increased by 10% to $2,933 million compared to the prior comparative period and 7% compared to the prior half year. The growth was driven by an increase in average interest earning assets of 6% to $238 billion from the prior half year and 16.7% from the prior comparative period. Net interest margin (NIM) was relatively stable during the period, reducing by only 2 basis points to 2.44% compared to 2.46% for the prior half year. Although NIM contracted 16 bpts compared to the prior comparative period, most of this contraction occurred in the half year ended 30 June 2004.

Volume

     Average interest earning assets increased by $14.2 billion over the prior period, represented by a $16 billion increase in lending assets, while average liquid assets reduced slightly by $1.7 billion.

     The largest contributor to the increase in average interest earning assets was continued growth in housing loans in Australia and New Zealand. Average housing loan balances increased by 10% since the half year ended 30 June 2004 to $128 billion (net of securitisation), accounting for over 75% of the total increase in average lending assets. This was the result of continued growth in the residential lending markets as well as increased market share in both Australia and New Zealand.

     Growth in Business, Corporate and Institutional Lending assets was across a number of lines of business. Variable lending, hire purchase and term loans all experienced growth.

Margin

     Compared to the prior comparative period, NIM contracted 16 bpts. Factors impacting the Bank’s margin include:

•	Non lending interest earning assets: Non lending interest earning assets increased by $3.8 billion compared to the prior comparative period resulting in a four basis point decrease in NIM;

•	Funding Mix: Strong growth in home loans continues to outpace growth in retail deposits, resulting in a higher reliance on wholesale funding. The change in funding mix reduced NIM by eight basis points; and

•	Asset prices margin: Home loan margin contraction was driven mostly by volume related third party trail commissions which reduced NIM by three basis points.

Other Banking Operating Income

     Other banking operating income increased by 3% to $1,412 million compared to $1,375 million for the prior comparative period. Compared to the prior half year, other banking income declined marginally. The prior half year however, included a profit of $71 million for the sale of the Bank of Queensland shareholding and Fleet Lease.

*	Includes Bank of Queensland and Fleet Lease, $71 million.

     Factors impacting other banking operating income were:

•	Fees and commissions increased by 9% to $797 million from $732 million in the prior half year and by 4% compared to the prior comparative period. Seasonal spending and the launch of a Platinum card and other campaigns during the half year contributed to increased credit card volumes. CommSec brokerage commissions increased, with strong domestic equity markets, and fees received for corporate transactions were also up. The June 2004 and December 2004 half years were impacted by the RBA Interchange rate changes implemented in November 2003.

•	Lending fees increased by 5% compared to the prior comparative period and decreased by 6% to $358 million from the prior half year. The increase from the prior comparative period was due to a range of fee initiatives as well as an increase in bill utilisation facilities. Most of the decrease from the prior half year was due to a large fee received on a corporate transaction in the prior half year. A portion of the decrease was due to volume related upfront broker commissions fully expensed in the half.

•	Trading income declined 19% to $219 million compared to the prior comparative period and 5% compared to the prior half year with lower market volatility (interest rates and foreign exchange) and difficult trading conditions which reduced trading volumes.

•	Other banking income increased by $45 million from the prior comparative period and decreased by $88 million from the prior half year to $38 million. The December 2003 half year included equity accounted losses of an associated entity of $31 million. As mentioned previously, the prior half year included the profit on sale of the Fleet Lease business of $43 million and Bank of Queensland shares of $28 million.

Banking Analysis (cont’d)

Total Banking Income

	Half Year Ended
				Dec 04	Dec 04
	Dec 04	Jun 04	Dec 03	vs Jun 04	vs Dec 03
Total Banking Income by division	$M	$M	$M	%	%

Australian Retail	2,287	2,164	2,128	6	7
Premium, Business & Corporate and Institutional and Group Funding	1,619	1,581	1,578	2	3
Asia Pacific	439	394	371	11	18
One-off items	—	71	(31)	large	large

Total Banking Income	4,345	4,210	4,046	3	7

     Total banking income comprises income from the Australian Retail, Institutional and Business Banking and Group Treasury, and Asia Pacific operations.

•	Australian Retail Banking Services: Total income increased by 7% from the prior comparative period and 6% from the prior half year to $2,287 million, driven largely by higher interest income, and growth in Lending Assets of 18% over the prior comparative period and 10% over the prior half year, together with a range of service based initiatives.

•	Premium, Business & Corporate and Institutional and Group Funding: Income for the six months to 31 December 2004 increased 3% from the half year ended 31 December 2003 and 2% from the half year ended 30 June 2004 to $1,619 million. This reflects growth in lending assets and increased CommSec brokerage commissions, partially offset by lower trading revenues due to lower market volatility. This also includes the Group funding and balance sheet management activities.

•	Asia Pacific: The increase in total income by 18% from the prior comparative period and 11% from the prior half year to $439 million resulted primarily from improved home, personal, rural and business lending activity in ASB Bank as well as the effect of the benefit from a stronger New Zealand Dollar over the period.

•	One-off items: The prior half year result includes the profit on sale of Bank of Queensland shareholding and Fleet Lease totaling $71 million, while December 2003 includes $31 million equity accounted loss of an associated entity principally related to a change in its accounting policy.

Other operating Expenses

     Other operating expenses within the Banking business increased 5% from the prior comparative period and remained virtually flat compared to the prior half year, increasing by only 1% to $2,160 million for the current half year. The operating expenses were impacted by:

•	Average salary increases of 4% to reflect labour market movements, as well as other inflation-related cost increases;

•	Growth in the New Zealand banking operations and a stronger New Zealand Dollar; and

•	Increased costs as a result of one-off compliance projects of $15 million.

     These increases were largely offset by Which new Bank cost savings, which are discussed in more detail below.

Productivity

     The Banking expense to income ratio for the half year dropped to 50.1% compared to 62.1% in the prior comparative period and 56.4% in the prior half year. This was largely due to lower Which new Bank expenses. Excluding Which new Bank, expense to income ratios improved as a result of higher total income without a corresponding rise in underlying expenses. Productivity improvements arising from the Which new Bank program are increasing. Net cost benefits attributable to the Banking business were $139 million for the six months compared to $56 million for the prior half year and $5 million for the prior comparative period, while net revenue benefits totalled $137 million against $97 million for the prior half year and $54 million for the prior comparative period.

Which new Bank Program

     The Which new Bank program continues to progress well. Initiatives are being executed to plan including:

•	“CommWay”, the Bank’s process simplification initiative, which continues to deliver simpler and more effective processes;

•	Support Function redesign has resulted in 14 support functions being restructured with the focus now being on further refining and simplifying business processes;

•	Procurement initiatives which have resulted in 10 key supplier categories being renegotiated; and

•	IT efficiency initiatives which have already resulted in savings.

     Customer experience is improving with customers in 98% of branches being served on average in less than 5 minutes, 70% of home loan applications in branches receiving on the spot decisions for conditional approval, and response times on personal loan internet applications improving to 20 minutes. Implementation of other major initiatives will further add to these positive outcomes.

     People engagement remains strong as staff continue to support Which new Bank. Internal surveys demonstrate a shift in culture is taking place. This shift is underpinned by our performance culture initiative. The key change from this initiative has been in the way the performance of our people is measured, recognised and rewarded. This will further encourage superior customer service.

     Processes are becoming simpler. CommWay has delivered significant benefits to customer facing areas and the Bank is looking to extend this to processes in support areas.

Bad and Doubtful Debts

     The total charge for bad and doubtful debts was $146 million for the half year ended 31 December 2004, an increase of $20 million from the prior half year and a decrease of $4 million from the prior comparative period. The increase over the prior half year primarily reflects the increase in impaired assets.

     The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets net of interest reserved of 373% (30 June 2004: 452%, 31 December 2003: 272%) and a general provision as a percentage of risk weighted assets of 0.76% compared with 0.82% as at 30 June 2004 and 0.86% as at 31 December 2003.

Taxation Expense

     The corporate tax charge for the half year was $605 million, an effective tax rate of 29.9% compared to 29.4% for the prior half year and 29.8% for the prior comparative period. The lower effective tax rate in the prior half year was due to the utilisation of carried forward capital losses against gains made from the sale of Bank of Queensland shares and Fleet Lease.

Banking Analysis (cont’d)
Assets & Liabilities

Retail Lending

	Half Year Ended
							Dec 04	Dec 04
	31/12/04		30/06/04		31/12/03		vs Jun 04	vs Dec 03
Major Balance Sheet Items (gross of impairment)	$M		$M		$M		%	%

Lending assets - Home Lending	115,313		104,883		97,729		10	18
Lending assets - Personal Lending	14,317		13,160		12,651		9	13

Market Share (1)
Home Loans	19.6%		19.3	%(2)	19.3	%(3)
Credit cards	23.2	%(4)	22.7	%(2)	22.7	%(3)

(1)	Refer to definitions on page 71.

(2)	As reported in the June 2004 Profit Announcement.

(3)	As reported in the December 2003 Profit Announcement.

(4)	As at November 2004.

Home Lending

     Home loan balances net of securitisation increased by 9.9% since 30 June 2004 to $115 billion. Market share improved, rising 30 basis points from 19.3% as reported at June 2004 to 19.6% as at December 2004. Although growth in the Australian housing sector has slowed compared to the prior half year, demand for home loans continues to be strong. The level of securitisation has decreased by 16% to $6.4 billion compared to 30 June 2004. The decrease is due to the continued amortisation of securitised balances. The Bank has recently completed a global issuance of $4.2 billion mortgaged backed securities through the Medallion Trust, its mortgage backed securities programme. This transaction brings the total issuance to date under the Medallion global programme to over $19 billion.

     The Bank maintained its position as Australia’s leading home loan provider. While the Bank’s proprietary channels maintained their share of new business, there was also an increase in the share of broker originated loans, which now account for 19% of the Bank’s total Australian book compared with 16% at June 2004.

     Other than for the minor impact of the greater use of brokers, home loan margins have remained steady over the period.

Personal Lending

     Personal lending includes Personal Loans, Credit Cards and Margin Loans. Total Personal Lending increased by 9% over the half year to $14.3 billion, reflecting growth across all three products. Credit Card balances were up due to increased spending (seasonal), credit limit increases and the launch of new Platinum cards, while Margin Loans increased due to increased investor activity as a result of the strong equity markets.

     The Bank is focussed on growing the Personal Loans portfolio. Results to date have seen a good response with a strong increase in the number of new loans. While there has been some increase in the risk profile, the net revenue contribution has outweighed the incremental risk. Comparative industry data indicates that the Bank’s level of risk exposure to Personal Loans is less than that of its domestic competitors with the gross write-off level being the lowest in the industry.

Business, Corporate and Institutional Lending(1)

	Half Year Ended
							Dec 04	Dec 04
	31/12/04		30/06/04		31/12/03		vs Jun 04	vs Dec 03
Major Balance Sheet Items (gross of impairment)	$M		$M		$M		%	%

Interest earning lending assets	48,424		45,899		44,173		6	10
Bank acceptances of customers	16,297		15,019		13,734		9	19
Cash and other liquid assets	10,667		13,379		12,003		(20)	(11)
Trading & investment securities	23,525		23,884		20,937		(2)	12

Market Share (2)
Transaction Services (Commercial)(6)	24.4	%(5)	24.4	%(3)	22.7	%(4)
Transaction Services (Corporate)(7)	21.4	%(5)	20.9	%(3)	18.1	%(4)
Business Lending	13.5%		13.8	%(2)	13.7	%(2)
Asset Finance(8)	15.9	%(5)	16.0	%(3)	15.5	%(4)

(1)	Includes Group Funding and Balance Sheet Management

(2)	Refer to definitions on page 71.

(3)	As reported in the June 2004 Profit Announcement.

(4)	As reported in the December 2003 Profit Announcement.

(5)	As at November 2004.

(6)	Source: East & Partners. Survey respondents included companies with $20 million to $340 million turnover.

(7)	Source: East & Partners. Survey respondents are companies with turnover greater than $340 million.

(8)	Source: AELA (Aust Equip Lessors Assoc).

Lending Assets

     Business, Corporate and Institutional Lending assets have increased $3.8 billion or 6% over the half year to $64.7 billion. This reflected good growth in a number of product lines since 30 June 2004. Variable lending, Hire Purchase and term loans have all experienced growth.

Trading and Investment Securities

     Trading securities decreased by $0.4 billion during the half year to $13.0 billion, while investment securities remained unchanged at $10.5 billion. Lower market volatility and difficult trading conditions has limited the degree of volume growth.

Banking Analysis (cont’d)

Deposits (Australia)	Half Year Ended
						Dec 04	Dec 04
	31/12/04	30/06/04		31/12/03		vs Jun 04	vs Dec 03
	$M	$M		$M		%	%

Transaction Deposits	29,394	28,887		28,968		2%	1%
Savings Deposits	33,603	32,914		32,346		2%	4%
Investment Deposits	50,566	47,844		45,112		6%	12%
Deposits not bearing Interest	5,885	5,407		5,659		9%	4%

Sub Total Deposits (excl CDs and other)	119,448	115,052		112,105		4%	7%

Certificate of Deposits and other (1)	21,360	24,101		24,115		(11%)	(11%)

Total Deposits (Australia)	140,808	139,153		136,220		1%	3%

Debt issues	45,465	38,542		30,082		18%	51%

Market Share
Household Deposits(2)	30.3%	30.7%		na
Retail Deposits(3)	23.4%	23.6	%(4)	24.1	%(5)

(1)	Other includes securities sold under agreement to repurchase and short sales.

(2)	Source: APRA

(3)	Source: RBA

(4)	As reported in the June 2004 Profit Announcement

(5)	As reported in the December 2003 Profit Announcement

Deposits

     Total Deposits (excluding Certificates of Deposit (CDs) and other) grew by 4% over the half year, due mainly to relatively strong growth in Investment Deposits. Savings and Transaction Deposits grew by 2% from June 2004, reflecting heightened competition as a number of smaller competitors looked to compete aggressively on price in an effort to grow market share. The Bank is responding to this competition through a strategy focussed on the combined benefits of convenience, improved service and price. Early results of this strategy are encouraging and consistent with our expectations.

     In terms of APRA definitions, the Bank’s Household Deposits grew by 4.2%, which was below market but in line with the average of the major banks. In a competitive market characterised by some very aggressive interest rates and fees, the Bank has grown its total deposits, including transaction accounts. This was achieved whilst maintaining relatively stable deposit product margins.

     A higher reliance on Debt issues rather than CDs assisted in managing the domestic NIM.

Debt Issues

     Debt issues were $45.5 billion at 31 December 2004, an increase of $6.9 billion or 18% from 30 June 2004. Debt issues grew in response to strong asset growth. The growth also reflects favourable structured Euro Medium Term Notes market conditions and continued tightening of credit spreads in public markets, which encouraged some larger plain vanilla deals.

Asia Pacific	Half Year Ended
						Dec 04	Dec 04
	31/12/04	30/06/04		31/12/03		vs Jun 04	vs Dec 03
Major Balance Sheet Items (gross of impairment)	$M	$M		$M		%	%

Lending assets – Home Lending	18,945	16,967		14,499		12	31
Lending assets – Other	10,906	10,018		8,486		9	29
Trading & investment securities	3,378	2,459		3,008		37	12
Cash and liquid assets	1,469	1,481		1,604		(1)	(8)
Debt issues	5,881	5,500		3,075		7	91
Deposits(1)	21,492	19,176		17,783		12	21

Market Share
NZ Lending for housing (4)	22.7%	22.2	%(5)	21.6	%(5)
NZ Retail Deposits(4)	18.7%	17.5	%(2)	17.2	%(3)

(1)	Asia Pacific Deposits exclude deposits held in other overseas countries (31 December 2004: $5,125 million).

(2)	As reported in the June 2004 Profit Announcement.

(3)	As reported in the December 2003 Profit Announcement.

(4)	Source: Reserve Bank of NZ.

(5)	Under the current definition used by the RBNZ, the equivalent prior period market shares would be 22.4% and 21.7% respectively.

Lending Assets

     New Zealand lending growth remained strong during the first half despite evidence of a slowdown in both construction activity and real estate prices. Total Asia Pacific home lending grew 31% to $18.9 billion over the twelve months, and 12% over the six months. The resilience can be attributed to heightened consumer demand for fixed rate offerings, ASB Bank’s prominence in the Auckland market, continued excellence in customer service and ongoing successful marketing campaigns.

     Total advances grew 9.6%. Private sector credit grew 6.5% to December 2004 (source: Reserve Bank of New Zealand Private Sector Credit (Residents only)). ASB Bank has continued to grow its home lending market share to 22.7% by 31 December 2004 from 22.2% at 30 June 2004, (source: Reserve Bank of New Zealand). Lending assets – Other comprises personal, rural and business/commercial lending assets.

Deposits

     ASB Bank’s retail deposits increased by 7.2% during the first half with market share increasing to 18.7% at 31 December 2004 from 17.5% at 30 June 2004 (source: Reserve Bank of New Zealand).

     Overall ASB Bank’s margin has decreased reflecting the impact of competitive pressures.

Banking Analysis (cont’d)

Total Banking

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Interest Earning Assets
Home Loans	134,258	121,850	112,228	10%	20%
Personal	14,806	13,208	12,616	12%	17%
Business and Corporate	58,841	55,869	52,694	5%	12%

Loans, Advances and Other Receivables (1)	207,905	190,927	177,538	9%	17%
Cash and other liquid assets(2)	10,284	13,704	12,336	(25%)	(16%)
Trading Securities	15,881	14,896	12,134	7%	31%
Investment Securities	11,022	11,447	11,811	(4%)	(7%)

Non Lending Interest Earning Assets	37,187	40,047	36,281	(7%)	2%

Total Interest Earning Assets	245,092	230,974	213,819	6%	15%
Other Assets(3)	75,860	75,021	72,060	1%	5%

Total Assets	320,952	305,995	285,879	5%	12%

Interest Bearing Liabilities
Transaction Deposits	32,608	31,104	30,906	5%	6%
Savings Deposits	38,052	37,549	36,674	1%	4%
Investment Deposits	64,312	59,693	56,545	8%	14%
Certificates of Deposit and other	25,440	28,250	28,017	(10%)	(9%)

Total Interest Bearing Deposits	160,412	156,596	152,142	2%	5%
Deposits not bearing interest	7,013	6,581	6,772	7%	4%

Deposits and Other Public Borrowings	167,425	163,177	158,914	3%	5%
Due to Other Financial Institutions	9,512	6,641	5,846	43%	63%
Debt Issues	51,346	44,042	33,157	17%	55%
Loan Capital	5,801	6,631	5,790	(13%)	—

Sub-Total	234,084	220,491	203,707	6%	15%
Other Non Interest Bearing Liabilities	61,801	60,619	58,971	2%	5%

Total Liabilities	295,885	281,110	262,678	5%	13%

(1)	Gross of provisions for impairment, which are included in “other assets”.

(2)	Includes interest earning portion only. Non interest earning portion is included under “other assets”.

(3)	Other assets include Bank acceptances of customers and provision for impairment.

Banking Analysis (cont’d)

	31/12/04	30/06/04	31/12/03
Provisions for Impairment	$M	$M	$M

General provisions	1,379	1,393	1,358
Specific provisions	180	143	198

Total Provisions	1,559	1,536	1,556

Total provisions for impairment as a % of gross impaired assets net of interest reserved	373.0	451.8	271.6

Specific provisions for impairment as a % of gross impaired assets net of interest reserved	43.1	42.1	34.6

General provisions as a % of risk weighted assets	0.76	0.82	0.86

Bad debt expense as a % of risk weighted assets	0.08	0.07	0.10

     Total provision for impairment for the Bank at 31 December 2004 was $1,559 million. This level of provisioning is considered by management to be prudent in order to cover any bad debt write-offs from the current lending portfolio having regard to the current outlook.

     Since 30 June 2004 specific provisions for impairment have increased by 26% to $180 million at 31 December 2004, reflecting an increase in impaired assets, which was primarily due to the default of two corporate clients. Gross Impaired Assets net of interest reserved have increased by $78 million since 30 June 2004, an increase of 23% - refer to Note 6 of the accounts.

     The general provision for impairment has decreased to $1,379 million at 31 December 2004, a decrease of $14 million since 30 June 2004. The general provision as a percentage of Risk Weighted Assets reduced to 0.76% from 0.82% at 30 June 2004. The general provision as a percentage of risk weighted assets has declined over the three half years reflecting:

•	Major growth in credit continues to be in home loans which have a lower credit risk than other portfolios;

•	Continuing strong asset quality in the business book; and

•	The low levels of gross impaired assets (balances in the last three halves have been the lowest in over a decade).

Funds Management Analysis

Financial Performance and Business Review

Performance Highlights

     Net profit after tax (“statutory basis”) for the Funds Management segment was $260 million compared to $264 million in the prior comparative period and a loss of $109 million in the prior half year. This was largely due to changes in the appraisal value. Net profit after tax (“cash basis”) increased 53% from the prior comparative period and 19% from the prior half year. The result was achieved with strong growth in revenue and good expense control.

     Funds under administration (FUA) grew by 7% during the period to $117.4 billion at 31 December 2004. The growth in FUA was the result of strong investment markets with investment returns contributing $7.3 billion for the half year. Net funds flows also improved, particularly in platform products, however this was offset by lower International and Wholesale net flows for the half year.

Business Review

     The key feature of the industry during the half year was the strong performance of investment markets which contributed to a 7% growth in FUA balances for the Bank. Platform products continued to dominate the net flows for the industry.

     Industry retail flows for the September 2004 quarter were the strongest in two years and the re-emergence of the major industry players was evident with 7 of the 10 largest fund managers, including Colonial First State, appearing in the top 10 for net flows for the September 2004 quarter.

     During the half year, enhancements to the FirstChoice product were well received by the market leading to record net flows into FirstChoice in the last two months of the period.

     Despite continued downward pressure on margins, the Bank was able to maintain the FUA margin at 1.10% for the six months.

     Total operating expenses decreased by 6% compared to the prior comparative period and grew by 5% compared to the prior half year and 1% on the average of the preceding two half years.

Which new Bank Program

     The Funds Management business has made substantial progress on Which new Bank and is on track to deliver the benefits in line with the commitments made to the market in September 2003.

     Key milestones on the initiatives during the half year were:

•	A continuation of the product migration strategy away from legacy systems with another successful migration during the period resulting in further cost savings;

•	Launch of the FirstChoice Wholesale product, with a market leading fee structure and range of features which has led to record FirstChoice net flows;

•	Continued rationalisation of back-office functions leading to cost savings; and

•	A range of initiatives around our adviser productivity which has already seen significant improvement in network adviser sales during the half year.

Investment Performance

     Absolute investment returns have been strong for the six months in line with the market and 81% of our domestic funds exceeded benchmark on a one year basis. The equity funds performance remains mixed with the Australian Share Fund and Imputation Funds ahead of benchmark for the current half year, but behind benchmark on a one year basis.

Operating Income

     Operating income increased by 5% to $620 million compared to the prior comparative period. The revenue increase was achieved with an 11% increase in FUA spot balances to $117.4 billion and an 8% increase in average FUA for the period to $112.2 billion.

     The FUA margin improved one basis point during the half year to 1.10% although down three basis points on the same period last year.

Shareholder Investment Returns

     Shareholder investment returns of $24 million were double the prior half year and up 71% on the prior comparative period. This reflected the strong performance of investment markets during the period and higher returns on fixed interest investments.

Operating Expenses

     Group overhead costs were reallocated across the different business lines between the two half years in 2004. This reallocation had no impact on the full year 2004 Funds Management result, but distorts the half-on-half comparison of expenses. Operating expenses for the six months to December 2004 are up 1% on the average of the preceding two half years.

•	Key drivers of expenses for the period were:

-	higher ongoing operating costs associated with revenue generating activities such as adviser productivity programmes and start up ventures in Indonesia and China and product enhancements;

-	higher costs in New Zealand due to the establishment of a merged funds management distribution platform, and

-	average salary increases of 4%; partly offset by:

-	savings from restructuring of back-office activities.

Productivity

     Operating expenses as a percentage of average funds under administration of 0.74% were down one basis point compared with June 2004 and eleven basis points compared to December 2003. This represents a productivity improvement of 13% over the year.

Taxation

     The corporate tax charge for the half year was $44 million, an effective tax rate of 19.5% compared to 20.5% for the prior half year and 24.4% for the prior comparative period. The low effective tax rate in this business is due to the impact of transitional tax relief on investment style funds management products within life insurance legal entities and utilisation of prior period tax losses in offshore businesses. The benefits derived from the transitional tax relief will cease at the end of this financial year.

Funds Management Analysis (cont’d)

Profit Summary

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Key Performance Indicators	$M	$M	$M	%	%

Funds Management
Operating income — external	615	576	582	7	6
Operating income — internal	5	7	7	(29)	(29)

Total Operating Income	620	583	589	6	5
Shareholder investment returns	24	12	14	large	71
Policyholder tax benefit	52	67	82	(22)	(37)

Funds Management Income	696	662	685	5	2

Volume based expenses	78	84	82	(7)	(5)
Which new Bank	12	10	27	20	(56)
Other operating expenses	328	306	334	7	(2)

Total Operating Expenses	418	400	443	5	(6)

Net Profit before Income Tax	278	262	242	6	15

Policyholder tax expense	52	67	82	(22)	(37)
Corporate tax expense	44	40	39	10	13
Outside equity interests	3	4	4	(25)	(25)

Net Profit after Income Tax (“cash basis”) (1)	179	151	117	19	53
Goodwill amortisation	(9)	(9)	(9)	—	—
Appraisal value uplift/(reduction)	90	(251)	156	large	(42)

Net Profit after Income Tax (“statutory basis”)	260	(109)	264	large	2

(1) Refer to Appendix 15 Definitions for definition of terms.

Funds Under Administration
Funds under administration — average	112,185	107,211	103,818	5	8
Funds under administration — spot	117,440	109,883	105,526	7	11
Net flows	850	(260)	1,106	large	(23)

Productivity and Other Measures
Operating income to average funds under administration (%)	1.10	1.09	1.13	1bpt	(3)bpts
Expenses to average funds under administration — (%)	0.74	0.75	0.85	1	13
Effective corporate tax rate (%)	19.5	20.5	24.4	(100)bpts	(490)bpts

Funds Management Analysis (cont’d)

Funds under Administration

     Funds under administration (spot balances) have increased by 11% over the prior comparative period and by 7% since June 2004 to $117.4 billion at 31 December 2004, with net flows of $850 million for the half year. The growth in Funds under Administration was due predominantly to strong investment markets and continued growth in platform net flows.

     Average funds under administration of $112.2 billion at 31 December 2004 were 8% higher than the prior corresponding period and 5% higher than the prior half year.

FirstChoice

     FirstChoice again achieved market leading net flows for the period of $3 billion. Enhancements to the FirstChoice offering during the period led to record net inflows being achieved during the latter part of the period and the platform, which was launched in 2002, has reached $10 billion in FUA. Avanteos net flows were also strong and contributed to the closing FUA balance for FirstChoice and Avanteos increasing to $16.3 billion.

Other Retail

     Other retail funds under administration have improved the net flow position during the period, however continued net outflows reflect the industry shift toward platform products.

     The legacy retail products of the business remain in net outflow position due to the decision to close most of these products to new business. Whilst these products remain a substantial component of the FUA balance and a significant contributor to Funds Management profit they are costly to maintain and customers are migrating as the industry shifts to platform products.

Wholesale

     Wholesale funds under administration were impacted by ongoing outflows on Australian Equity funds and the loss of a large index mandate during the half year which resulted in net outflows of $1.9 billion.

Property

     Property funds under administration comprise both listed and unlisted (wholesale) funds. Total property funds under administration grew marginally during the half year with net flows slightly negative and $217 million of investment returns.

Internationally Sourced

     Internationally sourced FUA returned to positive net flows for the half year with FUA growing by 10% during the period mainly due to strong inflows in the New Zealand business. This was despite the scheduled loss of a mandate in the United Kingdom of $800 million during the period.

Market Share

     The Australian retail market share increased from 14.4% at 30 June 2004 to 14.7% at 31 December 2004. This was due to a reclassification of $3.1 billion of wholesale FUA to retail, following the launch of FirstChoice Wholesale. The underlying trend in market share was still down, however this trend has flattened significantly and the Bank’s share of retail net flows has been in the top 10 for the last two quarters. This has been assisted by the record net flows into the FirstChoice product over this period and the turn-around in investment performance of our major funds.

Funds Management Analysis (cont’d)

	Half Year Ended 31 December 2004
	Opening						Closing
	Balance(1)			Investment	Acquisitions &	Fx	Balance
	30/06/04	Inflows	Outflows	Income	Disposals	Movements (2)	31/12/04
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	12,075	5,090	(1,948)	1,049	—	—	16,266
Cash Management	4,414	1,631	(1,637)	52	—	—	4,460
Other Retail	37,738	2,843	(4,200)	2,249	—	—	38,630
Wholesale	23,955	5,036	(6,905)	2,188	—	—	24,274
Property	12,624	467	(511)	217	—	—	12,797

Domestically Sourced	90,806	15,067	(15,201)	5,755	—	—	96,427

Internationally Sourced	19,077	5,609	(4,625)	1,541	—	(589)	21,013

Total - Funds Under Administration	109,883	20,676	(19,826)	7,296	—	(589)	117,440

	Half Year Ended 30 June 2004
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	31/12/03	Inflows	Outflows	Income	Disposals	Movements (2)	30/06/04
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	6,298	2,974	(754)	492	—	—	9,010
Cash Management	4,664	1,543	(1,903)	110	—	—	4,414
Other Retail	38,144	2,182	(4,277)	1,689	—	—	37,738
Wholesale	26,238	5,349	(5,476)	909	—	—	27,020
Property	12,129	605	(589)	479	—	—	12,624

Domestically Sourced	87,473	12,653	(12,999)	3,679	—	—	90,806

Internationally Sourced	18,053	3,076	(2,990)	(203)	(255)	1,396	19,077

Total - Funds Under Administration	105,526	15,729	(15,989)	3,476	(255)	1,396	109,883

	Half Year Ended 31 December 2003
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/03	Inflows	Outflows	Income	Disposals	Movements (2)	31/12/03
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	4,192	2,457	(616)	265	—	—	6,298
Cash Management	4,963	1,635	(2,027)	93	—	—	4,664
Other Retail	37,749	2,711	(4,543)	2,227	—	—	38,144
Wholesale	25,485	6,973	(7,977)	1,757	—	—	26,238
Property	11,790	1,418	(1,490)	411	—	—	12,129

Domestically Sourced	84,179	15,194	(16,653)	4,753	—	—	87,473

Internationally Sourced	14,387	4,693	(2,128)	1,795	—	(694)	18,053

Total - Funds Under Administration	98,566	19,887	(18,781)	6,548	—	(694)	105,526

(1)	During the period a wholesale version of FirstChoice was introduced targeted at retail customers. FUA flows to this product are categorised as retail FUA. To ensure consistency, $3.1 billion of existing wholesale business was reclassified from Wholesale to FirstChoice in the opening balance of the current half year.

(2)	Includes foreign exchange gains and losses from translation of internationally sourced business.

Market Share	31/12/04		30/06/04(1)	31/12/03(2)

Australian Retail — administrator view(5)	14.7	%(3)	14.4%	14.5%
New Zealand(6)	13.3	%(3)	13.2%	12.8%
Australian Property(7)	5.2	%(4)	5.5%	n/a

(1)	As reported in the June 2004 Profit Announcement.

(2)	As reported in the December 2003 Profit Announcement.

(3)	As at September 2004.

(4)	As at October 2004,

(5)	Source: Plan for Life. The administrator view considers market share from the perspective of the company which administers the product, and also includes badged products distributed by separate entities. Prior period market shares have not been restated to reflect the transfer of $3.1 billion of funds into FirstChoice Wholesale (a retail product).

(6)	Source: Fund Source Research. Prior period market shares have been updated to reflect total FUA rather than retail FUA as previously reported.

(7)	Source: UBS Warburg.

Insurance Analysis

Financial Performance and Business Review

Performance Highlights

     The profit after tax (“statutory basis”) of $333 million increased from $160 million in the prior comparative period and decreased by 13% compared to the prior half year. The large movements in profit are the result of movements in appraisal value, shareholder investment returns and income tax expense.

     Operating income increased 12% compared to the prior comparative period as a result of increased life and general insurance revenue while the 1% growth compared with the prior half year was a result of life insurance revenue growth offset by a decline in general insurance revenue. The New Zealand life insurance business maintained its market leadership position with improved sales. Asian operations continued to strengthen.

     Total operating expenses of $268 million were an increase of 6% compared to the prior comparative period and a decrease of 4% compared the prior half year.

Business Review

Australia

     The key drivers of the current half year’s result were:

•	Continuation of prior period’s strong investment returns;

•	Improved margins on life insurance;

•	Strong sales growth offset by the loss of a large group mandate, and the

•	Higher incidence of general insurance claims as a result of storms.

     The group maintained its number one market share rank for risk premiums (Based on numbers published by Plan for Life).

     The operating margins in the domestic business increased from June 2004 with improved margins in Life Insurance offset by a lower contribution from the General Insurance business.

     The main driver of the lower general insurance margins was a higher claims incidence in the current half year resulting from storm activity on the east coast of Australia. Claims were lower than the prior half year, partly due to seasonal factors. A comparison to the prior comparative period shows that claims ratios have improved since December 2003.

     Sales were up 22% over the prior half year, however the loss of a large group mandate led to in force premiums declining marginally over the period.

New Zealand

     The life insurance operations in New Zealand trade predominantly under the Sovereign brand.

     During the six months, Sovereign maintained its competitive position and market leadership position with 27.4% of the ‘in-force’ premium market compared to 27.5% at 30 June 2004 (Source: ISI).

     The operating performance during the first half was solid. This included:

•	Strengthening business volumes across all major product lines with improved sales and underwriting process times; and

•	Solid persistency experience across both risk and savings product lines.

     Operating margins for Sovereign were $26 million, or 30% above the prior comparative period. The main contributors of the increase were improved product pricing, sales mix and favourable claims experience.

Asia

     Asia includes our life insurance and pension administration operations in Hong Kong, and life businesses in China, Vietnam, Indonesia and Fiji. The Hong Kong Life Company represents our largest operation in the region.

     The Asian businesses have continued to strengthen. Key drivers during the period included:

•	Further cost efficiencies due to tight cost control and increasing volumes;

•	Continued strengthening of persistency experience in Hong Kong representing a significant improvement over the prior corresponding period; and

•	Continuation of the strong sales momentum with a greater proportion of non guaranteed and more profitable new business sales in Hong Kong.

     The Asian operations produced $37 million in net profit after tax (“cash basis”), compared with $27 million during the prior comparative period, principally due to stronger investment earnings.

     Operating margins improved to a profit of $3 million. This contrasts with a prior comparative period profit of $2 million and includes all pension administration, China and Vietnam start-up expenditure.

Operating Income

     Operating income of $360 million was 1% higher than in the prior half year, but 12% up on the prior comparative period. Despite a series of storms in Australia during the current half year, General Insurance revenue was significantly higher than the prior comparative period but 27% lower than the prior half year, during which the business experienced unusually low claims ratios. Premiums were up 18% on the prior comparative period.

Shareholder Investment Returns

     Shareholder investment returns of $121 million for the period represent a decrease of $6 on the prior comparative period and an increase of $78 million on the prior half year, despite a substantial reduction in the level of capital held in the business. This reflected the strong performance of investment markets during the half year.

Operating Expenses

     Total operating expenses of $268 million were 6% higher than the prior comparative period but 4% lower than the prior half year. The expense to average inforce premium ratio was 44.9%, an improvement of 2.8% over the prior comparative period and 8.9% over the prior half year.

Corporate Taxation

     The effective corporate tax rate for the half was 24.9% compared to 21.9% in the prior comparative period and 19% in the prior half year. The current tax rate is more reflective of the “sustainable” tax rate.

Insurance Analysis (cont’d)

Profit Summary

	Half Year Ended
				Dec 04	Dec 04
Summary Financial Performance	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
(excluding appraisal value (reduction)/uplift)	$M	$M	$M	%	%

Insurance
Life Insurance Operating Income	330	315	303	5	9
General Insurance Operating Income	30	41	19	(27)	58

Total Operating Income	360	356	322	1	12
Shareholder investment returns	121	43	127	large	(5)
Policyholder tax	59	16	38	large	55

Total Insurance Income	540	415	487	30	11

Volume based expenses	112	119	105	(6)	7
Which new Bank	1	10	4	(90)	(75)
Other operating expenses - external	150	142	137	6	9
Other operating expenses - internal	5	7	7	(29)	(29)

Total operating expenses	268	278	253	(4)	6

Net Profit before Income Tax	272	137	234	99	16

Income tax expense attributable to:
Policyholder	59	16	38	large	55
Corporate	53	23	43	large	23

Net Profit after Income Tax (“cash basis”) (1)	160	98	153	63	5
Goodwill amortisation	(2)	(2)	(2)	—	—
Appraisal value uplift/(reduction)	175	287	9	39	large

Net Profit after Income Tax (“statutory basis”)	333	383	160	(13)	large

Productivity and Other Measures
Expenses to average inforce premiums (%)	44.9	49.3	46.2	8.9	2.8
Effective corporate tax rate (%)	24.9	19.0	21.9	590bpts	300bpts

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Sources of Profit from Insurance Activities	$M	$M	$M	%	%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	62	55	52	13	19
Experience variations	(1)	(11)	11	(91)	large
Other	—	(10)	2	large	large
General insurance operating margin	7	20	(1)	(65)	large

Operating margins	68	54	64	26	6
After tax shareholder investment returns	92	44	89	large	3

Net profit after Income Tax (“cash basis”) (1)	160	98	153	63	5
Goodwill amortisation	(2)	(2)	(2)	—	—
Appraisal value uplift/(reduction)	175	287	9	39	large

Net Profit after Income Tax (“statutory basis”)	333	383	160	(13)	large

Geographical Analysis of Business Performance

	Half Year Ended
	Australia		New Zealand		Asia		Total
	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03
Net Profit after Income Tax	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	39	42	26	20	3	2	68	64
Investment earnings on assets in excess of policyholder liabilities	48	54	10	10	34	25	92	89

Net Profit after Income Tax (“cash basis”) (1)	87	96	36	30	37	27	160	153
Goodwill amortisation	(2)	(2)	—	—	—	—	(2)	(2)
Appraisal value uplift/(reduction)	132	(12)	44	23	(1)	(2)	175	9

Net Profit after Income Tax (“statutory basis”)	217	82	80	53	36	25	333	160

(1)	Refer to Appendix 15 Definitions for definition of terms.

Insurance Analysis (cont’d)

Inforce Premiums

	Half Year Ended 31 December 2004
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/04	Business	Lapses	Movements(2)	31/12/04
Annual Inforce Premiums	$M	$M	$M	$M	$M

General Insurance	192	29	(16)	—	205
Personal Life	703	80	(42)	9	750
Group Life	272	32	(68)	8	244

Total	1,167	141	(126)	17	1,199

Australia	815	105	(111)	—	809
New Zealand	258	24	(9)	8	281
Asia	94	12	(6)	9	109

Total	1,167	141	(126)	17	1,199

	Half Year Ended 30 June 2004
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/03	Business	Lapses	Movements(2)	30/06/04
Annual Inforce Premiums	$M	$M	$M	$M	$M

General Insurance	201	22	(31)	—	192
Personal Life	635	100	(44)	12	703
Group Life	266	14	(10)	2	272

Total	1,102	136	(85)	14	1,167

Australia	800	86	(69)	(2)	815
New Zealand	226	24	(3)	11	258
Asia	76	26	(13)	5	94

Total	1,102	136	(85)	14	1,167

	Half Year Ended 31 December 2003
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/03	Business	Lapses	Movements(2)	31/12/03
Annual Inforce Premiums	$M	$M	$M	$M	$M
General Insurance	196	24	(19)	—	201
Personal Life	626	56	(41)	(6)	635
Group Life	254	39	(24)	(3)	266

Total	1,076	119	(84)	(9)	1,102

Australia	771	91	(64)	2	800
New Zealand (1)	221	18	(13)	—	226
Asia (1)	84	10	(7)	(11)	76

Total	1,076	119	(84)	(9)	1,102

(1)	Inforce premium relates to risk business only for Australia. Life Insurance results for both New Zealand and Asia include savings products. Savings products are disclosed within Funds Management for the Australian business.

(2)	Consists mainly of foreign exchange movements.

     Annual inforce premiums grew by 2.7% for the half year to $1,199 million. General insurance and personal insurance inforce premiums grew by 6.8% and 6.6% respectively however there was a decrease of 10.3% in Group life inforce premiums mainly attributable to the loss of a large mandate in the Australian Life business.

     The Group’s Australian insurance business maintained its leading position of inforce premiums despite these reducing from 14.8% at 30 June 2004 to 14.6% at 30 September 2004 and Sovereign maintained its leading position in New Zealand with a market share of 27.4%, slightly down from 27.5% at 30 June 2004.

Market Share - Annual Inforce Premiums	31/12/04		30/06/04(1)		31/12/03(2)

Australia (Total Risk)(4)	14.6	%(3)	14.8%		15.1%
Australia (Individual Risk)(4)	12.7	%(3)	12.7%		12.7%
New Zealand(5)	27.4%		27.5	%(7)	28.1%
Hong Kong(6)	2.5	%(3)	2.5%		2.2%

(1)	As reported in the June 2004 Profit Announcement.

(2)	As reported in the December 2003 Profit Announcement.

(3)	As at September 2004.

(4)	Source: Plan for Life.

(5)	Source: ISI Statistics.

(6)	Source: HK Insurance Assoc.

(7)	Market Share has been restated due to the merger of two competitors, of which one did not have data previously captured in the ISI Statistics.

Shareholder Investment Returns

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Shareholder Investment Returns	$M	$M	$M	%	%

Funds Management Business	24	12	14	large	71
Insurance Business	121	43	127	large	(5)

Shareholder Investment Returns before Tax	145	55	141	large	3
Taxation (1)	34	2	42	large	19

Shareholder Investment Returns after Tax	111	53	99	large	12

At 31 December 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix(%)%		%	%	%

Local equities	8	1	5	6
International equities	4	7	10	6
Property	21	4	1	13
Other (2)	—	3	3	1

Sub-total	33	15	19	26
Fixed interest	24	50	56	36
Cash	43	26	8	32
Other (3)	—	9	17	6

Sub-total	67	85	81	74

Total	100	100	100	100

At 31 December 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M

Local equities	121	4	28	153
International equities	52	31	57	140
Property	301	18	7	326
Other (2)	—	14	20	34

Sub-total	474	67	112	653
Fixed interest	347	219	326	892
Cash	626	112	45	783
Other (3)	—	38	102	140

Sub-total	973	369	473	1,815

Total	1,447	436	585	2,468

(1)	Tax on Shareholder Investment Returns for the six months ended 30 June 2004 included a year to date adjustment relating to the six months ended 31 December 2003.

(2)	Other assets include the excess of carrying value over net tangible assets.

(3)	Other mainly includes non revenue generating assets.

Life Company Valuations

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses. These are Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

     In determining the carrying value, Directors have taken account of certain market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 31 December 2004 ($450 million lower at 30 June 2004) than that determined by Trowbridge Deloitte. The key consideration by Directors in determining their value is the uncertainty around industry funds flows.

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 31 December 2004	$M	$M	$M	$M	$M

Shareholders net tangible assets	504	952	437	567	2,460
Value of inforce business	1,948	425	311	—	2,684

Embedded Value	2,452	1,377	748	567	5,144
Value of future new business	2,796	237	296	23	3,352

Carrying Value	5,248	1,614	1,044	590	8,496

Increase/(Decrease) in Carrying Value since 30 June 2004	109	(47)	66	(34)	94

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement Since 30 June 2004	$M	$M	$M	$M	$M

Profits	179	80	36	37	332
Capital movements (2)	(78)	92	(18)	—	(4)
Dividends paid	(82)	(351)	—	—	(433)
Acquisitions(3)	(30)	—	—	—	(30)
FX Movements	—	—	4	(70)	(66)

Change in Shareholders NTA	(11)	(179)	22	(33)	(201)
Acquired excess(3)	30	—	—	—	30
Appraisal value uplift/(reduction)	90	132	44	(1)	265

Increase/(Decrease) to 31 December 2004	109	(47)	66	(34)	94

(1)	The Asian life businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years subject to impairment.

(2)	Includes capital injections, transfers and movements in intergroup loans.

(3)	Represents the purchase of Symetry Limited. The goodwill on acquisition is reclassified as acquired excess, representing the difference between appraisal value and net assets at the time of acquisition.

Change in Valuations

     The valuations adopted have resulted in a total increase in value of $94 million since 30 June 2004. The main components comprised:

•	An appraisal value uplift of $265 million, reflecting good business performance and strong equity markets.

•	Decrease due to dividends in excess of profits of $101 million.

•	Decrease due to net capital and foreign exchange movements of $70 million.

Critical Accounting Policies and Estimates

     Certain of the Group’s accounting policies are considered to be more important in the determination of the Group’s financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by the Board Audit Committee.

     These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and market valuations of life insurance controlled entities. An explanation of these policies and the related judgements and estimates involved was set out in the Form 20-F filing for the year ended 30 June 2004.

Directors’ Details

     The names of the Directors holding office during the half year ended 31 December 2004 and until the date of this report were:

J M Schubert	Chairman (Appointed Chairman 5 November 2004)
JT Ralph AC	Past Chairman (Retired 5 November 2004)
D V Murray	Managing Director and Chief Executive Officer
N R Adler AO	Director (Retired 5 November 2004)
R J Clairs AO	Director
A B Daniels OAM	Director
C R Galbraith AM	Director
S C Kay	Director
W G Kent AO	Director
F D Ryan	Director
F J Swan	Director
B K Ward	Director

Review and Results of Operations

Commonwealth Bank recorded a net profit after tax of $1,859 million for the half year ended 31 December 2004, compared with $1,243 million for the prior comparative period, an increase of 50%. The increase was principally due to an increase in net interest income resulting from strong lending growth, a reduction in Which new Bank expenses and an increased appraisal value uplift in respect of the insurance and funds management businesses.

The net profit from Banking of $1,417 million (December 2003: $970 million) before goodwill amortisation, reflects strong growth in net interest income primarily due to continued growth in home loans and other personal lending, together with a reduction in Which new Bank expenses to $10 million (after tax) (December 2003: $324 million).

The net profit from funds management of $179 million (December 2003: $117 million) before goodwill amortisation and appraisal value uplift reflects growth in revenues from an 11% increase in funds under administration over the period. Insurance reported a net profit of $160 million (December 2003: $153 million) before goodwill amortisation and appraisal value uplift reflecting solid premium growth and new business volumes.

The Funds Management and Insurance businesses are recorded at a value of $8,496 million (Funds Management $5,248 million, Insurance $3,248 million). For the half year ended 31 December 2004, there was a $94 million increase in value, represented by a $265 million appraisal value increase, acquired appraisal value of $30 million and ($201) million in net asset movements.

In accordance with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Chief Executive Officer and the Group Executive Financial and Risk Management, have provided the Board with a written statement that the accompanying financial report represents a true and fair view, in all material respects, of the Bank’s financial position as at 31 December 2004 and performance for the six month period ended 31 December 2004, in accordance with relevant accounting standards.

Consolidated Statement of Financial Performance

For the half year ended 31 December 2004

		31/12/04	30/06/04	31/12/03
	Note	$M	$M	$M

Interest income		7,840	7,046	6,241
Interest expense		4,907	4,307	3,570

Net interest income		2,933	2,739	2,671
Other income:
Revenue from sale of assets		237	832	111
Written down value of assets sold		(235)	(760)	(114)
Other		1,410	1,399	1,378

Net banking operating income		4,345	4,210	4,046

Funds management fee income including premiums		611	578	597
Investment revenue		1,223	1,026	941
Claims and policyholder liability expense		(1,143)	(949)	(860)

Net funds management operating income		691	655	678

Premiums and related revenue		575	460	552
Investment revenue		716	336	504
Claims and policyholder liability expense		(751)	(381)	(569)

Insurance margin on services operating income		540	415	487

Total net operating income before appraisal value uplift		5,576	5,280	5,211

Charge for bad and doubtful debts		146	126	150

Operating expenses:
Which new Bank	3	28	255	494
Other operating expenses	3	2,828	2,791	2,709

Total Operating expenses		2,856	3,046	3,203

Appraisal value uplift		265	36	165
Goodwill amortisation		(162)	(162)	(162)

Profit from ordinary activities before income tax		2,677	1,982	1,861
Income tax expense	4	813	648	614

Profit from ordinary activities after income tax		1,864	1,334	1,247
Outside equity interests in net profit		(5)	(5)	(4)

Net profit attributable to members of the Bank		1,859	1,329	1,243

Foreign currency translation adjustment		(151)	165	(173)
Revaluation of properties		—	56	(2)

Total valuation adjustments		(151)	221	(175)

Total changes in equity other than those resulting from transactions with owners as owners		1,708	1,550	1,068

	Cents per share

Earnings per share based on net profit distributable to members of the Bank
Basic	141.6	101.1	95.8
Fully Diluted	141.6	101.0	95.7
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	85	104	79
Preference shares — PERLS (issued 6 April 2001)	558	556	509
Other equity instruments — Trust Preferred Securities (issued 6 August 2003)	3,721	4,210	3,096
Other equity instruments — PERLS II (issued 6 January 2004)	449	402	—

Consolidated Statement of Financial Position

As at 31 December 2004

		31/12/04	30/06/04	31/12/03
	Note	$M	$M	$M

Assets
Cash and liquid assets		5,648	6,453	5,892
Receivables due from other financial institutions		6,456	8,369	7,620
Trading securities		15,881	14,896	12,134
Investment securities		11,022	11,447	11,811
Loans, advances and other receivables	5	206,346	189,391	175,982
Bank acceptances of customers		16,297	15,019	13,734
Insurance investment assets		28,232	28,942	27,955
Deposits with regulatory authorities		32	38	95
Property, plant and equipment		1,262	1,204	1,027
Investment in associates		233	239	251
Intangible assets		4,555	4,705	4,867
Other assets		24,988	25,292	24,511

Total assets		320,952	305,995	285,879

Liabilities
Deposits and other public borrowings	7	167,425	163,177	158,914
Payables due to other financial institutions		9,512	6,641	5,846
Bank acceptances		16,297	15,019	13,734
Provision for dividend		13	14	12
Income tax liability		1,195	811	999
Other provisions		891	997	1,041
Insurance policyholder liabilities		24,967	24,638	23,992
Debt issues		51,346	44,042	33,157
Bills payable and other liabilities		18,438	19,140	19,193

		290,084	274,479	256,888

Loan Capital		5,801	6,631	5,790

Total liabilities		295,885	281,110	262,678

Net assets		25,067	24,885	23,201

Shareholders’ Equity
Share Capital:
Ordinary share capital		13,647	13,359	12,885
Preference share capital		687	687	687
Other equity instruments		1,573	1,573	832
Reserves		3,959	3,946	3,626
Retained profits		3,159	2,840	2,996

Shareholders’ equity attributable to members of the Bank		23,025	22,405	21,026

Outside Equity Interests:
Controlled entities		629	304	304
Insurance statutory funds and other funds		1,413	2,176	1,871

Total outside equity interests		2,042	2,480	2,175

Total shareholders’ equity		25,067	24,885	23,201

Consolidated Statement of Cash Flows

For the half year ended 31 December 2004

		31/12/04	30/06/04	31/12/03
	Note	$M	$M	$M

Cash Flows from Operating Activities
Interest received		7,743	6,825	6,276
Dividends received		1	3	3
Interest paid		(4,817)	(3,992)	(3,551)
Other operating income received		1,774	1,476	1,934
Expenses paid		(2,765)	(2,576)	(2,953)
Income taxes paid		(443)	(626)	(740)
Net increase in trading securities		(1,409)	(3,066)	(1,258)
Life insurance:
Investment income		434	423	418
Premiums received (1)		1,558	1,668	1,894
Policy payments (1)		(2,436)	(2,028)	(2,501)

Net Cash used in Operating Activities	9	(360)	(1,893)	(478)

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights		(42)	—	—
Proceeds from disposal of entities and businesses		—	63	—
Acquisition of shares in other companies		(22)	—	—
Disposal of shares in other companies		—	114
Net movement in investment securities:
Purchases		(11,251)	(17,940)	(7,647)
Proceeds from sale		228	647	50
Proceeds at or close to maturity		10,648	17,652	6,755
Withdrawal (lodgement) of deposits with regulatory authorities		6	57	(72)
Net increase in loans, advances and other receivables		(17,101)	(13,543)	(15,785)
Proceeds from sale of property, plant and equipment		9	8	61
Purchase of property, plant and equipment		(144)	(202)	(334)
Net decrease/(increase) in receivables due from other financial institutions not at call		1,886	1,180	(888)
Net decrease/(increase) in securities purchased under agreements to resell		1,266	(816)	(207)
Net decrease/(increase) in other assets		1,904	(1,113)	(348)
Life insurance:
Purchases of investment securities		(6,349)	(15,457)	(4,829)
Proceeds from sale/maturity of investment securities		7,794	15,888	5,612

Net cash used in investing activities		(11,168)	(13,462)	(17,632)

Cash Flows from Financing Activities
Buy back of shares		—	(538)	6
Proceeds from issue of shares (net of costs)		43	505	—
Proceeds from issue of preference shares for outside equity interests		323	—	—
Proceeds from issue of other equity instruments (net of costs)		—	741	832
Net increase in deposits and other borrowings		4,633	5,031	16,966
Net movement in debt issues		7,304	10,885	2,528
Dividends paid (including DRP buy back of shares)		(1,130)	(870)	(904)
Net movements in other liabilities		(1,064)	609	(851)
Net increase/(decrease) in payables due to other financial institutions not at call		1,003	(394)	(535)
Net (decrease)/increase in securities sold under agreements to repurchase		(385)	(768)	974
Issue of loan capital		321	985	—
Redemption of loan capital		(942)	(317)	—
Other		(13)	(29)	27

Net cash provided by financing activities		10,093	15,840	19,043

Net (decrease)/increase in cash and cash equivalents		(1,435)	485	933
Cash and cash equivalents at beginning of period		2,846	2,361	1,428

Cash and cash equivalents at end of period	9	1,411	2,846	2,361

(1)	These were gross premiums and policy payments before splitting between policyholders and shareholders.

     It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Notes to the Financial Statements

Note 1 Accounting Policies

     The half year report should be read in conjunction with the annual consolidated financial statements of Commonwealth Bank of Australia (the Bank) as at 30 June 2004 and with any public announcements made by the Bank and its controlled entities during the half year ended 31 December 2004 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

     These half year consolidated financial statements are a general purpose financial report made out in accordance with the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other mandatory reporting requirements so far as the requirements are considered appropriate to a banking corporation. This half year report does not include all notes of the type normally included in the annual financial report.

     The accounting policies followed in this half year report are the same as those applied in the 30 June 2004 annual financial report.

     In accordance with the Australian Securities and Investments Commission Class Order No. 98/100 (as amended by ASIC Class Order 04/667) amounts in these financial statements have been rounded to the nearest million dollars unless otherwise stated.

     For the purposes of preparing the half year financial statements, the half year has been treated as a discrete reporting period.

International Financial Reporting Standards

Transition Management

     The Bank is well progressed in the process of ensuring that it will comply with the Australian equivalent of International Financial Reporting Standards (“IFRS”) by June 2005. This is in line with the conversion timetable as set out by the Financial Reporting Council of Australia.

     The Bank completed its review of the IFRS and their impact during the planning stage of the project. Conversion issues were then identified and methodologies designed to resolve these issues.

     Implementation of these changes is well underway and the Bank is expecting to complete this process prior to 30 June 2005.

     Although all IFRSs will be applied by the Bank from 1 July 2005 some standards are not applicable to the comparative financial year (the financial year beginning 1 July 2004). As such, on release of IFRS-compliant financial statements for the financial year beginning 1 July 2005, the financial results for the comparative financial year will only be restated to a limited extent. Descriptions of the key IFRS issues are set out below and segregated between those issues which will have an effective impact from 1 July 2004 and those which will have an effective impact from 1 July 2005. Where the financial impact of conversion can be reasonably estimated, and where it is material, details are provided. It should be noted that the Bank cannot reliably estimate the financial impacts of those IFRS issues which will have an effective impact from 1 July 2005, as the eventual impact of these issues currently depend upon uncertain future events, transactions and accounting interpretations.

Key Accounting Issues

     The following key areas of difference between current accounting practice and the treatment under IFRS have been identified:

Issues with effective impact from 1 July 2004

(i)	Employee Benefits

With the introduction of IFRS, the net surpluses or deficits that arise within defined benefit superannuation plans must be recognised in the statement of financial position. The relevant standard was amended in December 2004 to permit a choice of three options for the recognition of actuarial gains and losses related to defined benefit superannuation plans within Profit or Retained Earnings. The options now available include direct recognition in Profit of all of the periodic gain or loss, direct recognition in Retained Earnings of all of the periodic gain or loss, or the ‘corridor’ approach which progressively recognises a portion of the gain or loss within Profit over the expected average remaining working lives of employees within the plan. Under each of these options, the net surpluses or deficits of the defined benefit superannuation plans must be recognised within the Statement of Financial Position.

     The Bank currently sponsors two defined benefit plans. Actuarial valuations of these plans are carried out periodically, and a large surplus currently exists on a net basis. On transition to IFRS, the comparative period beginning 1 July 2004 will record an opening Retained Earnings adjustment reflecting the value of this surplus. This opening adjustment to Retained Earnings as at 1 July 2004 is currently estimated to be at least an increase of $556 million before tax ($389 million after tax). The Bank has not yet determined which of the above three options now available for the recognition of the plan actuarial gains and losses it will select. Selection of the ‘corridor’ approach would likely lead to a larger positive opening Retained Earnings adjustment than noted above. The Bank is currently carrying out a calculation of this potential adjustment which involves a detailed recalculation of actuarial estimates over a lengthy retrospective period. As such it is not currently possible to estimate this potential adjustment.

(ii)	Consolidation of Special Purpose Vehicles

IFRS requires the consolidation of certain special purpose vehicles that are not consolidated under the current accounting standards.

     Vehicles related to the securitisation of Bank assets, and certain other customer asset securitisation vehicles, will be consolidated under IFRS. This will result in an estimated gross up of the assets and liabilities recorded within the statement of financial position of $8.7 billion as at 1 July 2004. A small number of special purpose vehicles in respect of structured transactions will also be consolidated, but these are expected to only result in reclassification between categories of assets within the statement of financial position.

     There is not expected to be any material net profit impact arising from the consolidation of these vehicles.

(iii)	Accounting for Life Insurance and Funds Management Business

On transition to IFRS, the asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities can no longer be recognised in full. As a result, the Bank will, on the adoption of IFRS, cease to recognise any movement in the appraisal value in the statement of financial performance. The write off of the internally generated component will ultimately principally be reflected against the General Reserve; and the acquired component will be reclassified as Goodwill within the statement of financial position and subject to an annual impairment test. The estimated opening adjustments as at 1 July 2004 are a decrease to General Reserve of $2,836 million, a decrease to Retained Earnings of $287 million, the total reversal of the asset representing the excess of the net market value over the net assets of the Bank’s life insurance controlled entities of $5,852 million and a net increase in goodwill of $2,729 million. This goodwill amount does not include any notional amortisation charge from the date of acquisition until transition.

Notes to the Financial Statements

     Under existing Accounting Standards direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds are recognised in the statement of financial position at market value. On transition to IFRS these assets will be reclassified as ‘Treasury Shares’ and accounted for as a deduction from Share Capital. The estimated opening adjustment as at 1 July 2004 will be a decrease of $300 million in Insurance Investment Assets; a decrease of $245 million in Share Capital, being the cost of the investments; and a decrease of $55 million in Retained Earnings, being the reversal of market value appreciation.

     Initial entry fee income on investment style products issued by entities other than life insurers is currently recognised as income up front in the statement of financial performance. The application of IFRS to such investment contracts is currently being considered internationally with one possible interpretation requiring the deferral of up-front fees over the life of the underlying investment contract. Given the uncertainty around the eventual accounting interpretation the Bank cannot reliably estimate the financial impact of this issue.

(iv)	Accounting for Goodwill

On transition to IFRS, Goodwill will no longer be amortised, but instead, is subject to an annual assessment for impairment to ensure that the carrying value of Goodwill is not greater than the recoverable amount. As a result, the statement of financial performance will no longer include an expense item reflecting the annual Goodwill amortisation. No impairment adjustment to opening Retained Earnings arises as at 1 July 2004 in respect of this issue.

(v)	Foreign Currency Translation Reserve

On transition to IFRS, an option exists to deem any amounts recorded with Foreign Currency Translation Reserve (‘FCTR’) as zero. The Bank intends to adopt this transition option, resulting in a reduction of Retained Earnings of $205 million from FCTR as at 1 July 2004.

(vi)	Taxation

A “balance sheet” approach to tax-effect accounting is followed under IFRS replacing the current “statement of financial performance” approach. This approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is likely there will be some increases in levels of deferred tax assets and liabilities.

Issues with effective impact from 1 July 2005

(i)	Hedge Accounting

Under IFRS all derivative financial instruments, including those used for balance sheet hedging purposes, are to be recognised on-balance sheet and measured at fair value. Hedge accounting can be applied, subject to certain rules, for fair value hedges, cash flow hedges, and hedges of investments in foreign operations. The Bank has formulated a strategy based on the use of both cash flow and fair value hedging. Cash flow hedges are expected to be the predominant form of hedging applied by the Bank.

     It is expected that these new rules around accounting for hedge instruments will introduce significant volatility within equity reserves, and the potential for some minor volatility within the statement of financial performance.

(ii)	Provisions for Loan Impairment

In line with market practice, the Bank’s current general provisioning for impairment is designed to take account of our expectations of probable losses and risks inherent in the credit portfolio. Under IFRS the Bank will raise collective provisions in respect of only those financial assets where there is ‘objective evidence’ that an impairment event has occurred as at each balance date. The methodology to calculate this provision is still being developed.

     As a result of this change, there may be a reduction in the amount of the Bank’s general provisioning for impairment.

     The practice of recording specific provisions for loan impairment will continue under IFRS, however, such provisions must be based on the discounted values of estimated future cash flows. The discount unwinds during the period between the initial recognition of the provision and the eventual recovery of the written down amount, resulting in the recording of interest in the statement of financial performance, within interest income.

(iii)	Classification of Hybrid Financial Instruments

The Bank currently has on issue two types of hybrid financial instruments: Perpetual Exchangeable Resettable Listed Securities (“PERLS I and II”); and Trust Preferred Securities (“TPS”). These instruments are currently classified as equity instruments.

     Under IFRS major portions of these instruments will be reclassified as debt within the statement of financial position.

(iv)	Revenue and Expense Recognition

Under IFRS, the Bank will change the way it currently recognises certain revenue and expense items. Any fee income integral to the yield of an originated financial instrument, net of any direct incremental costs, must be capitalised and deferred over the expected life of the instrument. This is not expected to have a material impact on net profit within the statement of financial performance, however, some re-classifications of revenue between fee income and interest income will occur.

(v)	Accounting for Life Insurance Business

A similar issue in respect of initial entry fee income on investment style products as described above for entities other than life insurers, will apply to life insurance entities from 1 July 2005.

     On transition to IFRS, the outside equity interests in controlled unit trusts of the life companies will no longer qualify as equity. As a result, the Bank will, on adoption of IFRS, reclassify outside equity interests in life insurance statutory funds and other funds to liabilities.

Regulatory Capital Treatment

Several of the above accounting issues affect the assets and equity items currently included in the calculation of the Bank’s regulatory capital. Current accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. The Bank anticipates that the Australian Prudential Regulation Authority (APRA) will review the measurement rules in its Prudential Standards in response to IFRS changes. APRA have issued guidance on interim prudential arrangements. This guidance generally indicates that the status quo will be maintained in respect of the majority of the current prudential capital treatments, however, it remains unclear whether capital measurement will be fully immunised from IFRS changes in all cases. APRA have indicated that they will be consulting with regulated entities prior to their finalisation of any amendments to the prudential regulations.

Notes to the Financial Statements

Notes to the Financial Statements

Note 2 Revenue from Ordinary Activities

	Half Year Ended
	31/12/04	30/06/04	31/12/03
Revenue from Ordinary Activities	$M	$M	$M

Banking
Interest income	7,840	7,046	6,241
Fees and commissions	1,155	1,114	1,113
Trading income	219	230	269
Dividends	1	3	3
Sale of property, plant and equipment	9	8	61
Sale of investment securities	228	824	50
Other (1)	35	52	(7)

	9,487	9,277	7,730

Funds Management and Insurance
Insurance premium and related income	575	460	552
Investment revenue	1,939	1,362	1,445
Funds management fee income	611	578	597

	3,125	2,400	2,594
Appraisal value uplift	265	36	165

Total revenue from ordinary activities	12,877	11,713	10,489

(1)	Includes an equity accounted loss of $36 million for the half year ended 31 December 2003. $31 million of the loss relates to a change in revenue recognition accounting policy by the associate entity, while $5 million represents a notional amortisation of goodwill.

Notes to the Financial Statements
Note 3 Operating Expenses

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Staff Expenses
Salaries and wages	1,112	1,074	1,078
Superannuation contributions	1	5	3
Provisions for employee entitlements	27	19	22
Payroll tax	59	56	59
Fringe benefits tax	16	18	14
Other staff expenses	52	45	55

Comparable business	1,267	1,217	1,231
Which new Bank	7	104	169

Total staff expenses (excluding share based compensation)	1,274	1,321	1,400

Share Based Compensation
Comparable business	52	56	49

Total share based compensation	52	56	49

Occupancy and Equipment Expenses
Operating lease rentals	168	168	172
Depreciation
Buildings	10	10	11
Leasehold improvements	29	29	26
Equipment	27	26	24
Repairs and maintenance	35	39	29
Other	36	15	32

Comparable business	305	287	294
Which new Bank	3	18	2

Total occupancy and equipment expenses	308	305	296

Information Technology Services
Projects and development	165	174	107
Data processing	128	111	127
Desktop	79	84	75
Communications	101	112	93
Software amortisation	5	7	4
IT Equipment Depreciation	2	1	—

Comparable business	480	489	406
Which new Bank	13	57	235

Total information technology services	493	546	641

Other Expenses
Postage	56	56	56
Stationery	56	62	52
Fees and commissions	325	309	289
Advertising, marketing and loyalty rewards	136	152	159
Other	151	163	173

Comparable business	724	742	729
Which new Bank	5	76	88

Total other expenses	729	818	817

Comparable business	2,828	2,791	2,709
Which new Bank	28	255	494

Total	2,856	3,046	3,203

Which new Bank

     On 19 September 2003, the Bank launched the Which new Bank customer service vision. This is a three year transformation program and results in the Bank incurring additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the half year to 31 December 2004 such expenses totalled $28 million and principally comprised redundancies and process improvement costs.

     Total Full Time Equivalent (FTE) numbers have reduced to 35,442 at 31 December 2004 (includes domestic and offshore staff, as well as staff employed on Which new Bank projects). This compares to 36,296 FTEs at 30 June 2004 and 34,956 at 31 December 2003. Total FTEs (excluding those working on Which new Bank specific projects) have reduced by 1,104 since the commencement of Which new Bank. This includes 2,512 redundancies.

Notes to the Financial Statements
Note 4 Income Tax Expense

     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on net profit.

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	2,024	1,709	1,382
Funds management	278	262	242
Insurance	272	137	234
Appraisal value uplift	265	36	165
Goodwill amortisation	(162)	(162)	(162)

	2,677	1,982	1,861

Prima Facie Income Tax at 30%
Banking	607	512	415
Funds management	83	78	73
Insurance	82	41	70
Appraisal value uplift	80	10	50
Goodwill amortisation	(49)	(48)	(49)

	803	593	559

Add (or Deduct) Permanent Differences Expressed on a Tax Effect Basis

Current period
Specific provisions for offshore bad and doubtful debts not tax affected	2	1	2
Taxation offsets (net of accruals)	(26)	(26)	(21)
Tax adjustment referable to policyholder income	78	58	84
Non-assessable income — life insurance surplus	(16)	(20)	(10)
Change in excess of net market value over net assets of life insurance controlled entities	(80)	(10)	(50)
Non-deductible goodwill amortisation	49	48	49
Tax losses recognised	(2)	—	—
Other items	12	16	1

	17	67	55

Prior periods
Other	(7)	(12)	—

Total income tax expense	813	648	614

Income Tax Attributable to Profit from Ordinary Activities
Banking	605	502	412
Funds management	44	40	39
Insurance	53	23	43

Corporate tax	702	565	494
Policyholder tax	111	83	120

Total income tax expense	813	648	614

Effective Tax Rate
Total — corporate	28.5%	27.9%	28.4%
Banking — corporate	29.9%	29.4%	29.8%
Funds management — corporate	19.5%	20.5%	24.4%
Insurance — corporate	24.9%	19.0%	21.9%

Tax Consolidation

     Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002. Calculations at 31 December 2004 have been based on legislation enacted to that date. Legislation in respect of leasing and leasing partnerships has not yet been finalised, therefore the calculations do not reflect any consolidations adjustments relating to leasing.

New Zealand Subsidiaries

     Certain subsidiaries of the Bank in New Zealand are being audited by the Inland Revenue Department as part of the normal Inland Revenue Department procedures, with a particular focus on structured finance transactions. No tax assessments have been issued.

Notes to the Financial Statements
Note 5 Loans, Advances and Other Receivables

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Australia
Overdrafts	2,271	2,423	2,013
Housing loans	115,313	104,883	97,729
Credit card outstanding	6,456	5,890	5,583
Lease financing	4,795	4,193	3,837
Bills discounted	2,964	3,454	2,957
Term loans	43,329	39,558	39,127
Redeemable preference share financing	39	37	37
Equity participation in leveraged leases	777	920	1,162
Other lending	334	420	668

Total Australia	176,278	161,778	153,113

Overseas
Overdrafts	2,521	2,481	2,132
Housing loans	18,945	16,967	14,499
Credit card outstanding	409	358	336
Lease financing	165	175	173
Term loans	11,018	10,314	8,437
Redeemable preference share financing	247	262	237
Other lending	18	60	16

Total overseas	33,323	30,617	25,830

Gross loans, advances and other receivables	209,601	192,395	178,943

Less:
Provisions for impairment
General provision	(1,379)	(1,393)	(1,358)
Specific provision against loans and advances	(180)	(143)	(198)
Unearned income
Term loans	(824)	(758)	(678)
Lease financing	(725)	(541)	(536)
Leveraged leases	(96)	(111)	(127)
Interest reserved	(27)	(23)	(24)
Unearned tax remissions on leveraged leases	(24)	(35)	(40)

	(3,255)	(3,004)	(2,961)

Net loans, advances and other receivables	206,346	189,391	175,982

Note 6 Asset Quality

	Half Year Ended
	31/12/04	30/06/04	31/12/03
Balances of Impaired Assets	$M	$M	$M

Total Impaired Assets
Gross non-accruals	445	363	597
Less Interest reserved	(27)	(23)	(24)

	418	340	573
Less Specific provisions for impairment	(180)	(143)	(198)

Total net impaired assets	238	197	375

Net Impaired Assets by Geographical Segment
Australia	238	194	308
Overseas	—	3	67

Total	238	197	375

Notes to the Financial Statements
Note 6 Asset Quality (Cont’d)

	Half Year Ended
	31/12/04	30/06/04	31/12/03
Provisions for Impairment	$M	$M	$M

General Provisions
Opening balance	1,393	1,358	1,325
Charge against profit and loss	146	126	150
Transfer to specific provisions	(172)	(84)	(118)
Bad debts recovered	40	42	37
Adjustments for exchange rate fluctuations and other items	—	4	(2)

	1,407	1,446	1,392
Bad debts written off	(28)	(53)	(34)

Closing balance	1,379	1,393	1,358

Specific Provisions
Opening balance	143	198	205

Transfer from general provision for:
New and increased provisioning	203	121	143
Less write-back of provisions no longer required	(31)	(37)	(25)

Net transfer	172	84	118

Adjustments for exchange rate fluctuations and other items	(3)	4	(1)

	312	286	322
Bad debts written off	(132)	(143)	(124)

Closing balance	180	143	198

Total provisions for impairment	1,559	1,536	1,556

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	180	143	198

Total	180	143	198

Includes specific provisions on indemnified loans (Colonial portfolio)

	%	%	%

Provision Ratios
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	43.1	42.1	34.6

Total provisions for impairment as a % of gross impaired assets net of interest reserved	373.0	451.8	271.6

General provisions as a % of risk weighted assets	0.76	0.82	0.86

Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.23	0.20	0.36
Net impaired assets as % of:
Risk weighted assets	0.13	0.12	0.24
Total shareholders’ equity	0.95	0.79	1.62

Provisioning Policy

     Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

     Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against:

•	Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more.

•	Each statistically managed portfolio to cover facilities that are not well secured and past due 180 days or more.

•	Credit risk rated managed segment for exposures aggregating to less than $250,000 and 90 days past due or more.

•	Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

     Provisions against segments are determined primarily by reference to historical ratios of write offs to balances in default.

     General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

     The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. Provisions for impairment and movements therein are set out above.

Income Received and Forgone on Impaired Assets

     Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

Notes to the Financial Statements
Note 6 Asset Quality (Cont’d)

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Impaired Assets
Income received:
Current period	3	4	4
Prior period	2	2	4

Total income received	5	6	8

Interest income forgone	6	6	4

Movement in Impaired Asset Balances
Gross impaired assets at period beginning	363	597	665
New and increased	386	275	257
Balances written off	(134)	(149)	(129)
Returned to performing or repaid	(170)	(360)	(196)

Gross impaired assets at period end	445	363	597

	Half Year Ended
	31/12/04	30/06/04	31/12/03
Loans Accruing but Past Due 90 Days or More (consumer segment)	$M	$M	$M

Housing loans	176	168	147
Other loans	94	78	66

	270	246	213

Note 7 Deposits and Other Public Borrowings

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Australia
Certificates of deposit	18,594	20,516	19,636
Term deposits	40,738	38,530	35,391
On demand and short term deposits	72,855	71,115	71,055
Deposits not bearing interest	5,855	5,407	5,659
Securities sold under agreements to repurchase and short sales	2,766	3,585	4,479

Total Australia	140,808	139,153	136,220

Overseas
Certificates of deposit	3,213	3,716	3,585
Term deposits	13,719	11,724	11,413
On demand and short term deposits	7,662	6,852	6,266
Deposits not bearing interest	1,158	1,174	1,113
Securities sold under agreements to repurchase and short sales	865	558	317

Total overseas	26,617	24,024	22,694

Total deposits and other public borrowings	167,425	163,177	158,914

Notes to the Financial Statements
Note 8 Financial Reporting by Segments

     This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

	Half Year Ended
	31 December 2004
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	7,840	—	—	7,840
Premium and related revenue	—	—	575	575
Other income	1,647	1,834	716	4,197
Appraisal value uplift	—	90	175	265

Total revenue	9,487	1,924	1,466	12,877

Interest expense	4,907	—	—	4,907

Segment result before income tax, goodwill amortisation and appraisal value uplift	2,024	278	272	2,574
Income tax expense	(605)	(96)	(112)	(813)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	1,419	182	160	1,761
Outside equity interest	(2)	(3)	—	(5)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value uplift	1,417	179	160	1,756
Goodwill amortisation	(151)	(9)	(2)	(162)
Appraisal value uplift	—	90	175	265

Net profit attributable to shareholders of the Bank	1,266	260	333	1,859

Non-Cash Expenses
Goodwill amortisation	151	9	2	162
Charge for bad and doubtful debts	146	—	—	146
Depreciation	60	4	4	68
Other	31	1	—	32

Financial Position
Total assets	284,258	19,597	17,097	320,952
Acquisition of property, plant & equipment, intangibles and other non-current assets	134	4	6	144
Associate investments	188	1	44	233
Total liabilities	268,625	17,159	10,101	295,885

Notes to the Financial Statements
Note 8 Financial Reporting by Segments (Cont’d)

	Half Year Ended
	31 December 2003
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M

Interest income	6,241	—	—	6,241
Premium and related revenue	—	—	552	552
Other income	1,489	1,538	504	3,531
Appraisal value uplift	—	156	9	165

Total revenue	7,730	1,694	1,065	10,489

Interest expense	3,570	—	—	3,570

Segment result before income tax, goodwill amortisation and appraisal value uplift	1,382	242	234	1,858
Income tax expense	(412)	(121)	(81)	(614)

Segment result after income tax and before goodwill amortisation and appraisal value uplift	970	121	153	1,244
Outside equity interest	—	(4)	—	(4)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value uplift	970	117	153	1,240
Goodwill amortisation	(151)	(9)	(2)	(162)
Appraisal value uplift	—	156	9	165

Net profit attributable to shareholders of the Bank	819	264	160	1,243

Non-Cash Expenses
Goodwill amortisation	151	9	2	162
Charge for bad and doubtful debts	150	—	—	150
Depreciation	56	1	4	61
Which new Bank	399	11	—	410
Other	26	—	—	26

Financial Position
Total assets	250,594	18,980	16,305	285,879
Acquisition of property, plant & equipment and intangibles and other non-current assets	329	—	5	334
Associate investments	190	1	60	251
Total liabilities	236,796	16,781	9,101	262,678

Notes to the Financial Statements
Note 8 Financial Reporting by Segments (Cont’d)

Secondary Segment	Half Year Ended
Geographical Segment	31/12/04		31/12/03
Financial Performance	$M	%	$M	%

Revenue
Australia	10,158	78.9	8,572	81.7
New Zealand	1,605	12.5	1,300	12.4
Other Countries (1)	1,114	8.6	617	5.9

	12,877	100.0	10,489	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	1,532	82.4	990	79.7
New Zealand	217	11.7	163	13.1
Other Countries (1)	110	5.9	90	7.2

	1,859	100.0	1,243	100.0

Assets
Australia	261,151	81.4	237,255	83.0
New Zealand	39,434	12.3	30,825	10.8
Other Countries (1)	20,367	6.3	17,799	6.2

	320,952	100.0	285,879	100.0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non-current Assets
Australia	129	89.6	313	93.7
New Zealand	11	7.6	17	5.1
Other Countries (1)	4	2.8	4	1.2

	144	100.0	334	100.0

(1)	Other Countries were: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.

     The geographical segment represents the location in which the transaction was originated.

Note 9 Statement of Cash Flows

     (a) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Profit from ordinary activities after income tax	1,864	1,334	1,247
Increase in interest receivable	(97)	(155)	(31)
Increase in interest payable	90	314	20
Net increase in trading securities	(1,409)	(3,066)	(1,258)
Net gain on sale of investment securities	(1)	(1)	(1)
(Gain)/loss on sale of property plant and equipment	(1)	8	3
Sale of controlled entities	—	(43)	—
Charge for bad and doubtful debts	146	126	150
Depreciation and amortisation	235	235	227
(Decrease)/increase in other provisions	(105)	(38)	223
(Decrease)/increase in income taxes payable	(4)	(175)	139
Increase/(decrease) in deferred income taxes payable	386	(14)	(15)
(Increase)/decrease in future income tax benefits	(12)	211	(250)
Increase in accrued fees/reimbursements receivable	(17)	(104)	(3)
(Decrease)/increase in accrued fees and other items payable	(176)	463	(51)
Amortisation of premium on investment securities	3	8	4
Unrealised (gain)/loss on revaluation of trading securities	(281)	(580)	320
Change in excess of net market value over net assets of life insurance controlled entities	(265)	(36)	(165)
Revaluation of Life Insurance assets	(745)	(883)	(547)
Change in policy liabilities	328	646	131
Gain on sale of Life Insurance assets	(389)	(455)	(1)
Other	90	312	(620)

Net Cash used in Operating Activities	(360)	(1,893)	(478)

Notes to the Financial Statements

     (b) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Notes, coins and cash	1,999	1,548	1,852
Other short term liquid assets	449	440	391
Receivables due from other financial institutions - at call	4,096	4,124	2,194
Payables due to other financial institutions - at call	(5,133)	(3,266)	(2,076)

Cash and Cash Equivalents at end of half year	1,411	2,846	2,361

     (c) Non Cash Financing and Investing Activities

The value of shares issued under the Dividend Reinvestment Plan was $246 million during the half year ended 31 December 2004 (31 December 2003: $201 million).

Note 10 Events after the end of the Financial Period

Dividends

     The Directors have declared a fully franked dividend of 85 cents per share – amounting to $1,083 million for the half year ended 31 December 2004.

NZ$ 350M Redeemable Preference Shares (“RPS”)

     On 18 May 2005 a wholly owned entity of the Bank, CBA Capital Australia Limited (“CBA Capital”) issued NZ $350 million of redeemable preference shares (RPS) into the NZ retail and wholesale market. The RPS qualifies as Lower Tier 2 capital of the Bank. The RPS offer a cumulative floating rate dividend (dividend reset annually on 15 April each year), payable quarterly in arrears. The RPS have a term of 10 Years (Maturity Date being 15 April 2015). CBA Capital may also redeem or repurchase the issue on 15 July 2010, and then annually on each Dividend Reset Date, beginning 15 April 2011.

Chief Executive Officer, David Murray’s Retirement

     The Chairman of Commonwealth Bank, Dr John Schubert, announced on 14 June 2005 that the Board had appointed Mr Ralph Norris to take over the role of Managing Director and Chief Executive Officer on the retirement of Mr David Murray. Mr Murray will retire from the Bank on 22 September, 2005. Mr Ralph Norris is currently Managing Director and Chief Executive Officer of Air New Zealand Limited.

Sale of Interest in EDSA

     In April 2005, the Bank announced that it had reached agreement with EDS for EDS to acquire the Bank’s 35% interest in EDS Australia (EDSA). The sale will not materially impact the 2005 financial year result.

Sale of Hong Kong business

     The Bank has entered an agreement to sell its life insurance and financial planning business in Hong Kong in July 2005 for approximately $600 million to Sun Life Financial. The business consisted of CMG Asia, CommServe and Financial Solutions. The transaction, targeted for completion within three months, is subject to regulatory approvals.

     The Directors are not aware of any other matter or circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operation of the Bank, the results of those operations or the state of affairs of the Bank in subsequent financial years.

Note 11 Contingent Liabilities

     There have been no material changes in contingent liabilities since those disclosed in the financial statements for the year ended 30 June 2004, refer to note 38 of the 2004 Annual Report.

Note 12 Certain Differences between Australian and US GAAP

     Australian generally accepted accounting principles (“GAAP”) differ in certain material respects from US GAAP. The material differences between Australian GAAP and US GAAP and their effect on net profit, shareholders’ equity and the consolidated total assets are set out on pages 47 and 48. Many of the differences between Australian GAAP and US GAAP as they relate to the Bank are related to industry specific accounting standards. Consequently, the discussion that follows has been separated into the following categories: life insurance, banking and general (applicable to all segments of the Bank’s business). Set out below is a brief discussion of the more significant differences between Australian GAAP and US GAAP.

Life Insurance

     Policy Liabilities

     Australian GAAP establishes standards and principles applicable to Australian life insurance companies, including a methodology for calculating policy liabilities known as Margin on Services (“MoS”). Under MoS, policy liabilities comprise best estimate liabilities and future profit margins. These are based on best estimate assumptions, which are reviewed at each valuation date. Best estimate liabilities represent the present value of future payments to policyholders and related expenses less the present value of future gross premiums. Future profit margins represent the present value of estimated future profits. Under US GAAP, policy liabilities, which represent the present value of future benefits to be paid to or on behalf of policy owners and related expenses less the present value of future net premiums, are estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made. These assumptions are “locked-in” at inception for all future valuations, except for investment style products accounted for under Statement of Financial Accounting Standards (“SFAS”) 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,”

Notes to the Financial Statements

and in specific circumstances such as loss recognition. For the half year ended 31 December 2004, the US GAAP adjustment resulted in a decrease (net of taxation) of $58 million in net income (31 December 2003: an increase (net of taxation) of $13 million). For further details refer to note 48(r) to our financial statements in our 30 June 2004 Form 20-F.

     Market Valuation of Controlled Entities

     Under Australian GAAP, controlled entities of life insurance companies are required to be valued at net market value. The difference between the net market value of the controlled entities and the underlying net assets is recognized as the excess of net market value over net assets of life insurance controlled entities (the “excess”) in the consolidated financial statements. Movements in net market value are taken to net income.

     This method of accounting is not permitted under US GAAP, resulting in a decrease in net income by $265 million for the half year ended 31 December 2004 (31 December 2003: a decrease of $165 million); and a reduction in shareholders’ equity by $2,769 million (30 June 2004: $2,504 million). The increase in the excess for the half year ended 31 December 2004 reflects steady business performance, some slight changes to risk discount rates and improved world equity markets and their effect on industry flows.

     Value of Business Acquired

     Under Australian GAAP for non-life insurance holding companies, the difference between the purchase price on acquisition and the net assets acquired represents goodwill. No separately identified intangible asset is recognised for the Value of Business Acquired (“VOBA”). However, for life insurance companies, investments in subsidiaries are valued at net market value as described above. No amortization is required on the excess of this net market value over the net assets of the underlying controlled entities. For US GAAP, prior to the assignment of the excess of purchase price over net assets acquired to goodwill, the identifiable intangible asset VOBA is recognized in the acquired entity. VOBA represents the estimated fair value of the acquired life insurance business in force and represents the portion of acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. VOBA is amortized over the lives of the acquired business in force. The net decrease in VOBA for the half year ended 31 December 2004 was $73 million (31 December 2003: $67 million decrease).

     Deferred Acquisition Costs - Expenses of Acquiring Life Insurance, Investment and Related Contracts

     The definition of acquisition costs that may be deferred and amortized to net income is wider under Australian GAAP than under US GAAP. Under Australian GAAP, acquisition costs are systematically amortized as part of the calculation of the policy liability. Under US GAAP, these deferred acquisition cost assets are amortised to expense in proportion to different measures, depending on the type of policy. This resulted in a $1 million net income increase of deferred acquisition costs for US GAAP for the half year ended 31 December 2004 (31 December 2003: $34 million reduction).

     Treasury Shares

     Under Australian GAAP, direct investments in Commonwealth Bank shares by the Bank’s life insurance statutory funds are recognised in the statement of financial position at market value. Under US GAAP, these assets are reclassified as “Treasury Shares” and accounted for as a deduction from Share Capital. Any gains or losses recognised are reversed from the profit and loss. For the half year ended 31 December 2004, this resulted in a $278 million decrease in assets and share capital and reduction in profit of $27 million.

Banking

     Derivative Instruments and Hedging Activities

     US GAAP requires all derivatives to be recorded on the balance sheet at their fair value. The treatment of the change in the fair value of hedge derivatives is recorded in Net Income or Other Comprehensive Income depending on the classification of the derivative transaction. Certain of the derivative instruments that are classified as hedges under Australian GAAP do not meet the required specific hedge criteria of US GAAP and are measured at their fair value for US GAAP purposes. Changes in fair value of these derivatives are recognised in Net Income for US GAAP purposes. We have not identified any cash flow hedges. All of the other derivatives are held for trading purposes and are recorded at their fair value with changes in their fair value recognized immediately in net income. The financial effect of this US GAAP difference increased the Net Income by $137 million for the half year ended 31 December 2004 (31 December 2003: $99 million decrease). For further details, refer to note 48(v) to the financial statements in the 2004 Form 20-F.

General

     Goodwill

     SFAS 142, “Goodwill and Other Intangible Assets” requires that goodwill and indefinite lived intangible assets are not amortised but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For the half year 31 December 2004, the reversal of goodwill amortisation increased the net income after tax by $162 million (31 December 2003: $162 million). No adjustment for impairment was considered necessary. For Australian GAAP reporting, goodwill will continue to be amortised on a straight line basis over a period not exceeding 20 years.

     Pension Plans

     In accordance with Australian GAAP, contributions to company sponsored defined benefit pension plans are expensed as incurred. Other than by way of a note to the financial statements, any surplus or deficit is not reflected in the consolidated financial statements. US GAAP pension expense, for defined benefit pension plans, is determined using defined methodology that is based on concepts of accrual accounting. This methodology, which requires several types of actuarial measurements, results in net amounts of expense and the related plan surplus or deficiency being recorded in the financial statements of the sponsor systematically over the working lives of the employees covered by the plan. As a result, US GAAP reconciliation adjustments are required. The pension expense adjustment for US GAAP for the half year ended 31 December 2004 was a reduction in net income of $45 million (31 December 2003: $15 million). The prepaid pension cost asset at 31 December 2004 was $1,109 million (30 June 2004: $1,173 million).

Notes to the Financial Statements

     Software

     For Australian GAAP purposes, the criteria for information technology software capitalisation was amended for the half year ended 31 December 2003, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business. This change was applied retrospectively and resulted in the expensing of $119 million (after tax) of previously capitalised software for the half year ended 31 December 2003. For US GAAP purposes, this change cannot be retrospectively applied and has been reversed. Software amortisation charge under US GAAP for the half year ended 31 December 2003 and 2004 have been $40 million ($28 million net of tax) for each half year.

     Consolidation of Variable Interest Entities

     During the Financial Year 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). The interpretation created the Variable Interest Entity (VIE) concept and defined a VIE to include an entity which has an insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties. Where the entity is a VIE, the Interpretation’s variable interests consolidation model must be applied. A VIE would be consolidated where the parent is expected to absorb a majority of the VIE’s expected losses and vice versa, deconsolidated where another entity absorbs majority of the expected losses.

     For the Financial Year 2003, only VIEs created post 31 January 2003 were required to be assessed under FIN 46. From Financial Year 2004, all VIEs in existence at the end of the financial year had to be assessed. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to address various technical corrections and implementation issues that have arisen since the issuance of FIN 46. As a result of the application of FIN 46R, as at 31 December 2004, the consolidation of VIEs resulted in assets and liabilities increasing by $596 million (30 June 2004: $531 million) and the deconsolidation of VIEs resulted in assets decreasing by $19 million (30 June 2004: nil), liabilities increasing by $1,554 million (30 June 2004: $1,573 million), shareholders’ equity decreasing by $1,573 million (30 June 2004: $1,573)) and net income decreasing by $37 million (31 December 2003: $17 million).

     Restructuring Provisions

     The criteria for recognition of provision for redundancies is stricter under US GAAP than under Australian GAAP. FASB 146 Accounting for Costs Associated with Exit or Disposal Activities does not allow the recognition of a provision for redundancies where the redundancies are not made within the minimum legal notification requirement period from the balance date. These provisions for redundancies will be recognised only when the conditions are satisfied, or expensed as incurred. As a result, under US GAAP, an amount of $93 million is reversed from provisions (30 June 2004: $146 million) and net profit after tax decreased by $37 million due to redundancies made during the half year relating to the provisions reversed out in the prior period (31 December 2003: increased by $80 million due to provisions reversed).

Summary of Differences

     The following are significant adjustments between net profit, shareholders’ equity and consolidated balance sheets disclosed in these financial statements and which would be reported in accordance with US GAAP.

	31/12/04	31/12/03
Half year ended	$M	$M

Consolidated Statements of Profit and Loss
Net profit reported under Australian GAAP	1,859	1,243
Pension expense adjustment	(45)	(15)
Life insurance market valuation of controlled entities	(265)	(165)
Reversal of goodwill amortisaton	162	162
Amortisation of identifiable intangible assets	(9)	(8)
Movement in value of business acquired	(73)	(67)
Movement in policyholder liabilities	(38)	35
Movement in deferred tax relating to policyholder liabilities	(20)	(22)
Reversal of unrealised gains/losses and depreciation on life insurance property investments	(15)	20
Movement in deferred acquisition costs	1	(34)
Marked to market of derivative instruments (under SFAS 133)	137	(99)
Reversal of redundancy provision and related expenses	(37)	80
Deconsolidation of variable interest entities	(37)	(17)
Reversal of software write-off and software amortisation	(28)	119
Reversal of unrealised gain on Treasury Shares held by Life Insurance Statutory funds	(27)	—

Net income according to US GAAP	1,565	1,232

Other Comprehensive Income
Foreign currency translation reserve	(109)	(123)
Pension plan	3	60

Unrealised holding gains on available for sale securities	2	(41)

	2	(41)

Total other comprehensive loss	(104)	(105)

Total comprehensive income according to US GAAP	1,461	1,127

Basic earnings per share on net income according to US GAAP (cents)	118.1	94.6
Fully diluted earnings per share on net income according to US GAAP (cents)	118.1	94.5

Notes to the Financial Statements

	31/12/04	30/06/04
As at	$M	$M

Shareholders’ Equity
Shareholders’ equity reported under Australian GAAP, excluding outside equity interests	23,025	22,405
Tax effect of foreign currency translation reserve	108	62
Unrealised net gain on available for sale securities	54	52
Prepaid pension cost	866	930
Tax effect of prepaid pension cost	(251)	(270)
Life insurance market valuation of controlled entities	(2,769)	(2,504)
Amortisation of identifiable intangible assets	(64)	(55)
Goodwill amortisation to 30 June 2002	(78)	(78)
Reversal of goodwill amortisation	808	646
Movement in value of business acquired	(719)	(645)
Movement in deferred acquisition costs	(261)	(262)
Equity issued for Colonial acquisition	(1,026)	(1,026)
Reversal of unrealised gain and accumulated depreciation on life insurance property investments	(76)	(61)
Movement in policyholder liabilities	331	370
Movement in deferred tax relating to policyholder liabilities	(94)	(76)
Marked to market of derivative instruments (under SFAS 133)	(412)	(549)
Reversal of redundancy provision	64	102
Deconsolidation of variable interest entities	(1,573)	(1,573)
Reversal of software write-off and software amortisation	69	97
Reversal of asset revaluation reserve	(61)	(61)
Reclassification of Treasury Shares	(278)	—

Shareholders’ equity according to US GAAP	17,664	17,504

	31/12/04	30/06/04
As at	$M	$M

Consolidated Balance Sheets
Total assets reported under Australian GAAP	320,952	305,995
Deferred tax assets related to differences in life insurance policyholder liabilities	59	84
Unrealised net gain(loss) on available for sale securities	77	74
Prepaid pension cost	1,109	1,173
Excess of net market value over net assets of life insurance controlled entities	(6,006)	(5,741)
Goodwill, net of amortisation	1,282	1,132
Value of business acquired, net of amortisation	1,681	1,764
Life insurance policy deferred acquisition costs, net of amortisation	841	803
Other identifiable intangible assets recognised, net of amortisation	102	105
Unrealised gain and accumulated depreciation on life insurance property investments	(76)	(61)
Marked to market of derivative instruments (under SFAS 133)	(1,007)	(2,501)
Reclassification between reinsurance receivable and policyholder liabilities	19	1
Consolidation of variable interest entities	577	531
Reversal of asset revaluation reserve	(61)	(61)
Reversal of retrospective software amortisation	99	139
Reclassification of Treasury Shares	(278)	—

Total assets according to US GAAP	319,370	303,437

Directors’ Declaration

Directors’ Declaration

Appendices

1. Net Interest Income

2. Net Interest Margin

3. Average Balances and Related Interest

4. Interest Rate and Volume Analysis

5. Other Banking Operating Income

6. Operating Expenses

7. Integrated Risk Management

8. Capital Adequacy

9. Share Capital

10. Life Company Valuations and Policy Liabilities

11. Intangible Assets

12. Amortisation Schedule

13. Summary

14. Analysis Template

15. Definitions

16. Auditor Independence

Directors’ Declaration

1. Net Interest Income

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Interest Income
Loans	6,886	6,179	5,496	11	25
Other financial institutions	101	85	97	19	4
Cash and liquid assets	107	106	92	1	16
Trading securities	394	331	269	19	46
Investment securities	344	337	270	2	27
Dividends on redeemable preference shares	8	8	17	—	(53)

Total interest income	7,840	7,046	6,241	11	26

Interest Expense
Deposits	3,437	3,279	2,670	5	29
Other financial institutions	126	84	76	50	66
Debt issues	1,179	806	700	46	68
Loan capital	165	138	124	20	33

Total interest expense	4,907	4,307	3,570	14	37

Net interest income	2,933	2,739	2,671	7	10

2. Net Interest Margin

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	%	%	%

Australia
Interest spread (1)	2.36	2.36	2.56
Benefit of interest free liabilities, provisions and equity (2)	0.21	0.23	0.23

Net interest margin (3)	2.57	2.59	2.79

Overseas
Interest spread (1)	1.12	1.13	1.22
Benefit of interest free liabilities, provisions and equity (2)	0.65	0.63	0.50

Net interest margin (3)	1.77	1.76	1.72

Total Bank
Interest spread (1)	2.12	2.13	2.31
Benefit of interest free liabilities, provisions and equity (2)	0.32	0.33	0.29

Net interest margin (3)	2.44	2.46	2.60

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Bank’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Bank of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.

Directors’ Declaration

3. Average Balances and Related Interest

     The following table lists the major categories of interest earning assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rates for each of the half years ending 31 December 2004, 30 June 2004 and 31 December 2003. Averages used were predominantly daily averages.

     The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowing’s have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under loans, advances and other receivables.

	Half Year Ended			Half Year Ended			Half Year Ended
	31/12/04			30/06/04			31/12/03
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Average Balances	$M	$M	%	$M	$M	%	$M	$M	%

Interest Earning Assets
Home Loans(1)	128,135	4,240	6.56%	116,226	3,756	6.50%	106,654	3,350	6.25%
Personal	13,901	731	10.43%	12,982	653	10.12%	12,483	608	9.69%
Business and Corporate	57,205	1,923	6.67%	54,068	1,777	6.61%	49,853	1,555	6.20%

Loans, Advances and Other Receivables	199,241	6,894	6.86%	183,276	6,186	6.79%	168,990	5,513	6.49%

Cash and other liquid assets	10,826	208	3.81%	12,300	191	3.12%	11,933	189	3.15%
Trading Securities	15,800	394	4.95%	14,526	331	4.58%	11,743	269	4.56%
Investment Securities	12,535	344	5.44%	14,058	338	4.84%	11,657	270	4.61%

Non Lending Interest Earning Assets	39,161	946	4.79%	40,884	860	4.23%	35,333	728	4.10%

Total Interest Earning Assets	238,402	7,840	6.52%	224,160	7,046	6.32%	204,323	6,241	6.08%
Non Interest Earning Assets(2)	73,220			77,169			69,942

Total Average Assets	311,622			301,329			274,265

Interest Bearing Liabilities
Transaction Deposits(3)	31,132	356	2.27%	29,557	328	2.23%	30,345	306	2.01%
Savings Deposits(4)	38,249	636	3.30%	37,229	589	3.18%	36,005	530	2.93%
Investment Deposits(5)	62,498	1,748	5.55%	59,011	1,573	5.36%	54,983	1,307	4.73%
Certificates of Deposit and other	26,182	697	5.28%	30,369	787	5.21%	22,231	528	4.73%

Total Interest Bearing Deposits	158,061	3,437	4.31%	156,167	3,279	4.22%	143,564	2,670	3.70%
Due to Other Financial Institutions	7,820	126	3.20%	7,097	84	2.38%	6,821	76	2.22%
Debt Issues	48,556	1,179	4.82%	37,134	805	4.36%	32,334	700	4.31%
Loan Capital	6,471	165	5.06%	6,075	139	4.60%	5,969	124	4.13%

Total Interest Bearing Liabilities	220,908	4,907	4.41%	206,473	4,307	4.19%	188,688	3,570	3.76%
Non Interest Bearing Liabilities	65,737			70,812			62,815

Total Average Liabilities	286,645			277,285			251,503

Geographical analysis of key categories
Loans, Advances and Other
Australia	166,361	5,747	6.85%	154,929	5,246	6.81%	144,104	4,681	6.46%
Overseas	32,880	1,147	6.92%	28,347	940	6.67%	24,886	832	6.65%

Total	199,241	6,894	6.86%	183,276	6,186	6.79%	168,990	5,513	6.49%
Non Lending Interest Earning Assets
Australia	21,672	564	5.16%	23,739	534	4.52%	19,289	421	4.34%
Overseas	17,489	382	4.33%	17,145	326	3.82%	16,044	307	3.81%

Total	39,161	946	4.79%	40,884	860	4.23%	35,333	728	4.10%
Total Interest Bearing Deposits
Australia	133,333	2,666	3.97%	133,599	2,619	3.94%	121,302	2,077	3.41%
Overseas	24,728	771	6.19%	22,568	660	5.88%	22,262	593	5.30%

Total	158,061	3,437	4.31%	156,167	3,279	4.22%	143,564	2,670	3.70%
Other Interest Bearing Liabilities
Australia	40,027	1,177	5.83%	30,451	850	5.61%	28,746	732	5.07%
Overseas	22,820	293	2.55%	19,855	178	1.80%	16,378	168	2.04%

Total	62,847	1,470	4.64%	50,306	1,028	4.11%	45,124	900	3.97%

(1)	Yield includes trail commissions paid to third party brokers.

(2)	Includes Bank Acceptances and provisions for impairment.

(3)	Includes both business and personal transaction accounts. Business transaction accounts include cheque accounts, while personal transaction accounts include Streamline and passbook accounts.

(4)	Includes Cash Management Call Accounts, Savings Investment and Pensioner Security accounts.

(5)	Includes Term deposits and money market call accounts.

Directors’ Declaration

3. Average Balances and Related Interest (cont’d)

	Half Year Ended 31/12/04			Half Year Ended 30/06/04			Half Year Ended 31/12/03
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total Interest Earning Assets	238,402	7,840	6.52%	224,160	7,046	6.32%	204,323	6,241	6.08%
Total Interest Bearing Liabilities	220,908	4,907	4.41%	206,473	4,307	4.19%	188,688	3,570	3.76%

Net Interest Income & Interest spread		2,933	2.12%		2,739	2.13%		2,671	2.31%
Benefit of free funds			0.32%			0.33%			0.29%

Net interest margin			2.44%			2.46%			2.60%

4. Interest Rate and Volume Analysis

	Half Year Ended
	31/12/04 vs 31/12/03	31/12/04 vs 30/06/04
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income	%	%

Due to changes in average volume of interest earning assets and interest bearing liabilities	440	176
Due to changes in interest margin	(178)	(20)
Due to variation in time period	—	38

Change in net interest income	262	194

	Dec 04 vs Dec 03			Dec 04 vs Jun 04
	Volume	Rate	Total	Volume	Rate	Total
Volume & Rate variance	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Home Loans	694	196	890	392	92	484
Personal	72	51	123	48	30	78
Business and Corporate	239	129	368	105	41	146

Loans, Advances and Other Receivables	1,036	345	1,381	634	74	708

Cash and other liquid assets	(6)	25	19	(14)	31	17
Trading Securities	99	26	125	35	28	63
Investment Securities	13	61	74	(45)	51	6

Non Lending Interest Earning Assets	106	112	218	(24)	110	86

Total Interest Earning Assets	1,099	500	1,599	558	236	794

Interest Bearing Liabilities
Transaction Deposits	8	42	50	18	10	28
Savings Deposits	35	71	106	17	30	47
Investment Deposits	218	241	459	107	59	166
Certificates of Deposit and other	70	82	152	(81)	(2)	(83)

Total Interest Bearing Deposits	353	414	767	85	73	158
Due to Other Financial Institutions	17	33	50	13	29	42
Debt Issues	398	81	479	336	38	374
Loan Capital	8	33	41	6	20	26

Total Interest Bearing Liabilities	673	664	1,337	372	228	600

Change in net interest income	440	(178)	262	176	(20)	156

Change due to variation in time periods						38

     These volume and rate analyses were for half year periods. The calculations were based on balances over the half year.The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

Directors’ Declaration

5. Other Banking Operating Income

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Lending fees	358	382	342	(6)	5
Commission and other fees	797	732	771	9	3
Trading income	219	230	269	(5)	(19)
Dividends	1	3	3	large	large
Net gain on investments and loans	1	80	—	large	large
Net profit/(loss) on sale of property, plant and equipment	1	(8)	(3)	large	large
Other (1)	35	52	(7)	(33)	large

Total other banking operating income	1,412	1,471	1,375	(4)	3

(1)	Includes an equity accounted loss of $36 million for the half year ended 31 December 2003. Loss principally relates to a change in revenue recognition accounting policy by the associate entity.

6. Operating Expenses

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
	$M	$M	$M	%	%

Operating expenses	2,828	2,791	2,709	1	4
Which new Bank	28	255	494	large	large

Total	2,856	3,046	3,203	(6)	(11)

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Expenses by Segment	$M	$M	$M	%	%

Operating expenses
Banking	2,160	2,140	2,051	1	5
Funds management	406	390	416	4	(2)
Insurance	262	261	242	—	8

	2,828	2,791	2,709	1	4

Which new Bank
Banking	15	235	463	large	large
Funds management	12	10	27	20	(56)
Insurance	1	10	4	large	large

	28	255	494	(89)	(94)

Total	2,856	3,046	3,203	(6)	(11)

	Half Year Ended
				Dec 04	Dec 04
	31/12/04	30/06/04	31/12/03	vs Jun 04	vs Dec 03
Expenses by Category	$M	$M	$M	%	%

Staff	1,267	1,217	1,231	4	3
Share based compensation	52	56	49	(7)	6
Occupancy and equipment	305	287	294	6	4
Information technology services	480	489	406	(2)	18
Other expenses	724	742	729	(2)	(1)

Operating expenses	2,828	2,791	2,709	1	4
Which new Bank	28	255	494	large	large

Total	2,856	3,046	3,203	(6)	(11)

Capitalisation of Computer Software Costs

     The Bank carries computer software costs (net of amortisation) of $163 million as at 31 December 2004 (30 June 2004: $107 million). Expenditure in the period principally comprises development of Which new Bank customer focussed systems.

Directors’ Declaration

     7. Integrated Risk Management (Excludes Insurance and Funds Management)

     The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk, insurance risk and operational risk. The 2004 Annual Report pages 27 to 29, Integrated Risk Management, detail the major risks managed by a diversified financial institution.

Credit Risk

     The Bank uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Bank is using various portfolio management tools to assist in diversifying the credit portfolio. The 8.1% exposure to ‘Property and Business Services’ in the table below includes 0.7% of commercial property exposure for which the risk has effectively been transferred to third party investors by way of a synthetic securitisation transaction.

     The Bank is traditionally a large home loan provider in both Australia and New Zealand (see “Consumer” below), where historical losses have been less than 0.03% of the portfolio in most years.

	31/12/04	30/06/04	31/12/03
Industry on Balance Sheet Exposure	%	%	%

Accommodation, Cafes and Restaurants	1.1	1.3	1.4
Agriculture, Forestry and Fishing	3.2	3.6	2.8
Communication Services	0.3	0.4	0.3
Construction	1.4	1.7	1.5
Cultural and Recreational Services	0.8	0.9	0.8
Electricity, Gas and Water Supply	1.4	1.4	1.5
Finance and Insurance	10.7	11.1	10.4
Government Administration and Defence	2.5	4.0	4.6
Health and Community Services	1.7	1.5	1.6
Manufacturing	3.1	3.8	4.1
Mining	0.6	0.7	0.8
Personal and Other Services	0.4	0.5	0.4
Property and Business Services	8.1	8.6	7.6
Retail Trade	2.0	2.1	2.3
Transport and Storage	2.0	2.4	2.5
Wholesale Trade	1.1	1.1	1.2
Consumer	59.6	54.9	56.2

	100.0	100.0	100.0

	31/12/04	30/06/04	31/12/03
Regional Credit Exposure	%	%	%

Australia	83.4	83.9	84.6
New Zealand	12.7	12.4	12.1
Europe	2.2	2.0	1.5
Americas	1.3	1.2	1.1
Asia	0.3	0.4	0.6
Other	0.1	0.1	0.1

	100.0	100.0	100.0

     The Bank has the bulk of committed exposures concentrated in Australia and New Zealand.

	31/12/04	30/06/04	31/12/03
Commercial Portfolio Quality	%	%	%

AAA/AA	32	35	30
A	18	17	17
BBB	16	15	17
Other	34	33	36

	100	100	100

     As at 31 December 2004, 66% of the Bank’s commercial exposures are at investment grade quality; that is BBB or better. The commercial portfolio remains well rated and we continue to experience relatively low levels of bad debts during the half year.

	31/12/04	30/06/04	31/12/03
Consumer Portfolio Quality	%	%	%

Housing loans accruing but past 90 days or more ($m)	176	168	147
Housing loan balances ($m) (1)	134,258	121,850	112,228
Arrears rate (%)	0.13	0.14	0.13

(1) Housing loan balances are net of securitisation and include home equity and similar facilities.

Directors’ Declaration

7. Integrated Risk Management (Cont’d)

     The Bank in its daily operations is exposed to a number of market risks (which are detailed in the 2004 Annual Report under Integrated Risk Management (pages 27 to 29) and Note 39 Market Risk).

Interest Rate Risk

     Interest rate risk in the balance sheet is discussed within Note 39 of the 2004 Annual Report.

Next 12 months’ Earnings

     The potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	31/12/04	30/06/04	31/12/03
(expressed as a % of expected next 12 months’ earnings)%		%	%

Average monthly exposure	1.0	0.9	0.8
High month exposure	1.5	1.3	1.1
Low month exposure	0.5	0.5	0.3

Value at Risk (VaR)

     VaR within Financial Markets Trading is discussed in the 2004 Annual Report (page 27 Integrated Risk Management).

     The following table provides a summary of VaR by product.

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2004	June 2004	December 2003
	Half Year	Half Year	Half Year
VaR Expressed based on 97.5% confidence	$M	$M	$M

Group
Interest rate risk	3.68	2.88	3.02
Exchange rate risk	0.58	1.09	1.24
Implied volatility risk	0.53	0.84	0.92
Equities risk	0.22	0.70	0.56
Commodities risk	0.34	0.37	0.33
Prepayment risk	0.54	0.58	0.36
ASB Bank	0.26	0.14	0.20
Diversification benefit	(1.64)	(2.49)	(2.51)

	4.51	4.11	4.12
Credit Spread (1)	4.67	4.92	—

Total	9.18	9.03	4.12

	Average VaR	Average VaR	Average VaR
	During	During	During
	December 2004	June 2004	December 2003
	Half Year	Half Year	Half Year
VaR Expressed based on 99.0% confidence	$M	$M	$M

Group
Interest rate risk	4.72	3.69	3.99
Exchange rate risk	0.70	1.28	1.50
Implied volatility risk	0.70	1.04	1.26
Equities risk	0.30	0.98	0.70
Commodities risk	0.41	0.45	0.40
Prepayment risk	0.54	0.58	0.36
ASB Bank	0.34	0.19	0.25
Diversification benefit	(2.01)	(3.21)	(3.26)

	5.70	5.00	5.20
Credit Spread (1)	5.54	5.84	—

Total	11.24	10.84	5.20

(1)	In the half year ending 30 June 2004 a new risk type covering credit spreads was added to the VaR model. Previously that risk has been captured by way of a “Specific Risk” capital allocation charge. The change reflects growth in this particular market segment and the increasing availability of data for credit spreads on which to model.

Directors’ Declaration

8. Capital Adequacy

	31/12/04	30/06/04	31/12/03
Risk Weighted Capital Ratios	%	%	%

Tier One	7.46	7.43	7.26
Tier Two	3.13	3.93	3.56
Less deductions	(0.99)	(1.11)	(1.36)

Total	9.60	10.25	9.46

Adjusted Common Equity (1)	4.76	4.75	4.61

	31/12/04	30/06/04	31/12/03
Regulatory Capital	$M	$M	$M

Tier One capital
Shareholders’ equity	25,067	24,885	23,201
Eligible loan capital	298	338	311
Estimated reinvestment under Dividend Reinvestment Plan (2)	206	250	189
Foreign currency translation reserve related to non-consolidated subsidiaries	216	179	246
Deduct:
Asset revaluation reserve	(61)	(61)	(5)
Goodwill	(4,555)	(4,705)	(4,867)
Expected dividend	(1,083)	(1,315)	(996)
Intangible component of investment in non-consolidated subsidiaries (3)	(4,964)	(4,674)	(4,644)
Outside equity interest in entities controlled by non-consolidated subsidiaries	(111)	(114)	(123)
Outside equity interest in insurance statutory funds and other funds	(1,413)	(2,176)	(1,871)
Capitalised expenses (4)	(98)	—	—
Other	(15)	(19)	(3)

Total Tier One capital	13,487	12,588	11,438

Tier Two capital
Asset revaluation reserve	61	61	5
General provision for bad and doubtful debts (5)	1,379	1,390	1,353
FITB related to general provision	(411)	(398)	(388)
Upper Tier Two note and bond issues	250	267	249
Lower Tier Two note and bond issues (6), (7)	4,374	5,338	4,381

Total Tier Two capital	5,653	6,658	5,600

Total Capital	19,140	19,246	17,038

Deduct:
Investment in non-consolidated subsidiaries (net of intangible component
deducted from Tier One capital) (3)	(1,776)	(1,886)	(2,075)
Other deductions	(27)	(5)	(63)

Capital Base	17,337	17,355	14,900

	31/12/04	30/06/04	31/12/03
Adjusted Common Equity (1)	$M	$M	$M

Tier One capital	13,487	12,588	11,438
Deduct:
Eligible loan capital	(298)	(338)	(311)
Preference share capital	(687)	(687)	(687)
Other equity instruments	(1,573)	(1,573)	(832)
Outside equity interest (net of outside equity interest component deducted from Tier One capital)	(518)	(190)	(181)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital) (3)	(1,776)	(1,886)	(2,075)
Other deductions	(27)	(5)	—
Other	—	139	(86)

Total Adjusted Common Equity	8,608	8,048	7,266

(1) Adjusted Common Equity (ACE) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology.

(2) Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(3) See page 62 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

(4) From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital.

(5) Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

(6) APRA requires these Lower Tier Two note and bond issues to be included as if they were un-hedged.

(7) For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

Directors’ Declaration

8. Capital Adequacy (Cont’d)

	Face Value			Risk	Risk Weighted Balance
				Weights
	31/12/04	30/06/04	31/12/03		31/12/04	30/06/04	31/12/03
Risk-Weighted Assets	$M	$M	$M	%	$M	$M	$M

On balance sheet assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero risk-weighted assets	27,741	27,554	28,874	0%	—	—	—
Claims on OECD banks and local governments	14,718	15,020	13,351	20%	2,943	3,004	2,670
Advances secured by residential property	137,589	125,026	115,628	50%	68,795	62,513	57,814
All other assets	87,961	83,256	77,500	100%	87,961	83,256	77,500

Total on balance sheet assets – credit risk	268,009	250,856	235,353		159,699	148,773	137,984
Total off balance sheet exposures – credit risk (1)					18,300	18,141	17,278
Risk weighted assets – market risk					2,674	2,407	2,209

Total risk weighted assets					180,673	169,321	157,471

(1) Off balance sheet exposures secured by the residential property account for $5.8 billion of off balance sheet credit equivalent assets ($2.9 billion of off balance sheet risk weighted assets).

Active Capital Management

     The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.43% at 30 June 2004 to 7.46% and the Total Capital Ratio decreased from 10.25% to 9.60% during the six months to 31 December 2004. The Bank’s credit ratings remained unchanged.

     During the period, the Bank’s Risk Weighted Assets grew from $169 billion to $181 billion. The change in the regulatory capital ratios is attributed to the following movements and significant initiatives undertaken to actively manage the Bank’s capital:

Tier One capital

•	Issue of NZ$350 million (A$323 million) of Perpetual Preference Shares in December 2004;

•	Issue of $246 million of shares in September 2004 to satisfy the Dividend Reinvestment Plan (DRP) in respect to the final dividend for 2003/04;

•	In accordance with APRA guidelines, the estimated issue of $206 million of shares to satisfy the DRP in respect of the interim dividend for 2004/05.

Further details of these transactions are provided in Appendix 9.

•	From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier One capital. The change in regulatory requirements resulted in a $98 million decrease in Tier One Capital.

Tier Two capital

•	Issue of US$250 million (A$321 million) subordinated medium term notes settled in August 2004. The notes mature in 2014 and are callable in 2009. The notes qualify as Lower Tier Two capital.

•	Call of the equivalent of A$942 million notes. However, as some of the instruments have been amortised in accordance with APRA requirements, the impact was to reduce Tier Two capital in the six months to 31 December 2004 by A$686 million.

•	Reduction in Tier Two note and bond issues of A$389 million resulting from changes in foreign exchange rates (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).

Deductions from Total Capital

•	Dividends paid to the Bank from the Life Insurance and Funds Management businesses in excess of the dividend paid in respect of the after-tax profits of these businesses (refer to Appendix 10).

     As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the Bank’s Capital Ratios. The Bank’s life and funds management companies held an estimated A$580 million excess over regulatory capital requirements at 31 December 2004 in aggregate.

Directors’ Declaration

9. Share Capital

	Half Year Ended 31/12/04
	Shares Issued	$M

Ordinary Share Capital
Opening balance 1 July 2004	1,264,006,062	13,359
Exercise of executive options	1,697,400	43
DRP2003/2004 final dividend fully paid shares at $30.14	8,172,546	246
Issue costs		(1)

Closing balance 31 December 2004	1,273,876,008	13,647

Preference Share Capital (PERLS)
Opening balance 1 July 2004	3,500,000	687

Closing balance 31 December 2004	3,500,000	687

Other Equity Instruments
Opening balance 1 July 2004	4,300,000	1,573

Closing balance 31 December 2004	4,300,000	1,573

Retained Profits
Opening balance 1 July 2004		2,840
Net profit for the half year		1,859
Payment of final dividend		(1,315)
Appropriations to reserves (net)		(164)
Payment of other dividends		(61)

Closing balance 31 December 2004		3,159

Reserves
Opening balance 1 July 2004		3,946
Appropriation from retained profits (net)		164
Movement in foreign currency translation reserve(1)		(151)

Closing balance 31 December 2004		3,959

Outside Equity Interests: Controlled Entities
Opening balance 1 July 2004		304
Issue of Perpetual Preference Shares (2)		323
Share of profit		2

Closing balance 31 December 2004		629

(1)	The movement in the foreign exchange translation reserve adjustment relates primarily to the revaluation of subsidiaries in Hong Kong, New Zealand, United Kingdom and United States of America as a result of foreign exchange rate movements.

(2)	Issue of NZ$350 million (A$323 million) by ASB Capital No.2 Limited.

Directors’ Declaration

9. Share Capital (Cont’d)

Dividend Franking Account

     After fully franking the interim dividend to be paid for the half year ended 31 December 2004 the amount of credits available, as at 31 December 2004 to frank dividends for subsequent financial years is nil (June 2004: $75 million). This figure is based on the combined franking accounts of the Bank at 31 December 2004, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the half year ended 31 December 2004, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects the future tax payments will generate sufficient franking credits for the Bank to be able to fully frank future dividend payments. Dividend payments on or after 1 January 2005 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 31 December 2004.

Dividends

     The Directors have declared a fully franked interim dividend of 85 cents per share amounting to $1,083 million. The dividend will be payable on 31 March 2005 to shareholders on the register at 5pm on 18 February 2005.

     Dividends per share are based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:

•	Current and expected rates of business growth and the mix of business;

•	Capital needs to support economic, regulatory and credit ratings requirements;

•	The rate of return on assets; and

•	Investments and/or divestments to support business development.

     Dividends paid since the end of the previous financial year:

•	As declared in last year’s Annual Report, a fully franked final dividend of 104 cents per share amounting to $1,315 million was paid on 24 September 2004. The payment comprised cash disbursements of $1,069 million with $246 million being reinvested by participants through the Dividend Reinvestment Plan;

•	Additionally, quarterly dividends totalling $20 million for the year were paid on the PERLS preference shares, $17 million on the PERLS II, $20 million on the Trust Preferred Securities, and; $4 million on the ASB Capital preference shares.

Outside Equity Interests

          On 22 December 2004, ASB Capital No. 2 Limited, a New Zealand subsidiary, issued NZ$350 million (A$323 million) of perpetual preference shares. These shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.

Dividend Reinvestment Plan

     The Bank expects to issue around $206 million of shares in respect of the Dividend Reinvestment Plan for the interim dividend for 2004/05.

     The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.

Record Date

     The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 18 February 2005 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1235.

Ex Dividend Date

     The ex-dividend date is 14 February 2005.

Directors’ Declaration

10. Life Company Valuations and Policy Liabilities

Carrying Values of Insurance and Funds Management Businesses

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which were reviewed by independent actuaries Trowbridge Deloitte.

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2004	$M	$M	$M	$M	$M

Profits	179	80	36	37	332
Capital movements (2)	(78)	92	(18)	—	(4)
Dividends paid	(82)	(351)	—	—	(433)
Acquisitions(3)	(30)	—	—	—	(30)
FX Movements	—	—	4	(70)	(66)

Change in Shareholders NTA	(11)	(179)	22	(33)	(201)
Acquired excess(3)	30	—	—	—	30
Appraisal value uplift/(reduction)	90	132	44	(1)	265

Increase/(Decrease) to 31 December 2004	109	(47)	66	(34)	94

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Shareholders’ Net Tangible Assets	$M	$M	$M	$M	$M

30 June 2004 balance	515	1,131	415	600	2,661
Profits	179	80	36	37	332
Net capital movements (2)	(78)	92	(18)	—	(4)
Dividends paid	(82)	(351)	—	—	(433)
Acquisitions(3)	(30)	—	—	—	(30)
Foreign exchange movements	—	—	4	(70)	(66)

31 December 2004 balance	504	952	437	567	2,460

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Value in Force Business	$M	$M	$M	$M	$M

30 June 2004 balance	1,850	295	286	—	2,431
Uplift	98	130	25	—	253

31 December 2004 balance	1,948	425	311	—	2,684

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Value Future New Business	$M	$M	$M	$M	$M

30 June 2004 balance	2,774	235	277	24	3,310
Acquisitions(3)	30	—	—	—	30
Uplift/(reduction)	(8)	2	19	(1)	12

31 December 2004 balance	2,796	237	296	23	3,352

	Funds	Life Insurance
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 31 December 2004	$M	$M	$M	$M	$M

Shareholders’ net tangible assets	504	952	437	567	2,460
Value in force business	1,948	425	311	—	2,684

Embedded value	2,452	1,377	748	567	5,144
Value future new business	2,796	237	296	23	3,352

Carrying value	5,248	1,614	1,044	590	8,496

(1)	The Asian life insurance businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years, subject to impairment.

(2)	Includes capital injections, transfers and movements in intergroup loans.

Directors’ Declaration

(3)	Represents the purchase of Symetry Limited. The goodwill on acquisition is reclassified as acquired excess, representing the difference between appraisal value and net assets at the time of acquisition.

Directors’ Declaration

10. Life Company Valuations and Policy Liabilities (Cont’d)

     The following table reconciles the carrying values of the life insurance and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in Appendix 8.

Reconciliation of the Components of the Carrying Value to the Value of	31/12/04	30/06/04	31/12/03
Investments in Non-Consolidated Subsidiaries	$M	$M	$M

Intangible component of investment in non-consolidated subsidiaries deducted from Tier One capital comprises:
Value future new business	3,352	3,310	4,025
Value of self-generated inforce business	1,532	1,279	528
Other (1)	80	85	91

	4,964	4,674	4,644

Investment in non-consolidated subsidiaries deducted from Total Capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	2,460	2,661	2,900
Capital in other non-consolidated subsidiaries	404	351	349
Value of acquired inforce business	1,152	1,152	1,152
Less non-recourse debt	(2,240)	(2,278)	(2,326)

	1,776	1,886	2,075

(1)	Relates to revised APRA Prudential Standards effective 1 July 2003

Key Assumptions Used in Appraisal Values

     The following key assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation were described in the section Actuarial Methods and Assumptions.

	31 December 2004
		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%

Life insurance entities
Australia	8	10.3	70
New Zealand	9	10.2	—
Asia
- Hong Kong	9	11.5	—
- Other	various	various	—
Funds management entities
Australia	n/a	12.0	70

	30 June 2004
		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%

Life insurance entities
Australia	8	10.9	70
New Zealand	9	10.3	—
Asia
- Hong Kong	8	12	—
- Other	various	various	—
Funds management entities
Australia	n/a	12.5	70

     The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local government bond yield of appropriate duration as the proxy for the risk free rate.

     The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns on the Australian funds management business.

     The assumptions for future new business are set after considering current levels of new business and the expected growth in business.

Directors’ Declaration

10. Life Company Valuations and Policy Liabilities (Cont’d)

Policy Liabilities

     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details will be set out in the various statutory returns of these life insurance businesses.

	31/12/04	30/06/04	31/12/03
Components of Policy Liabilities	$M	$M	$M

Future policy benefits (1)	27,701	27,779	27,451
Future bonuses	1,362	1,346	1,211
Future expenses	1,757	1,762	1,689
Future profit margins	1,596	1,472	1,392
Future charges for acquisition expenses	(542)	(527)	(971)
Balance of future premiums	(6,966)	(7,266)	(6,829)
Provisions for bonuses not allocated to participating policyholders	59	72	49

Total policy liabilities	24,967	24,638	23,992

(1)	Including bonuses credited to policyholders in prior years.

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 - Valuation Standard (‘AS1.03’) issued by the Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ for investment linked measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs were offset against this liability.

     Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial assumptions

     Set out on the next page is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions were also used in the determination of the appraisal values.

Discount rates

     These were the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New-Zealand. The changes relate to changes in long term earnings rates and asset mix.

Directors’ Declaration

10. Life Company Valuations and Policy Liabilities (Cont’d)

	December 2004	June 2004
Class of Business	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	5.68 – 6.42	6.11 – 6.86
Traditional – superannuation business (after tax)	6.93 – 7.87	7.46 – 8.40
Annuity business (after tax)	5.87 – 6.69	6.17 – 6.98
Term insurance – ordinary business (after tax)	3.68 – 5.03	3.45 – 5.03
Term insurance – superannuation business (after tax)	3.68 – 5.03	3.45 – 5.03
Disability business (before tax)	5.33	5.93
Investment linked – ordinary business (after tax)	5.18 – 5.82	5.61 – 6.04
Investment linked – superannuation business (after tax)	6.90 – 6.94	7.37 – 7.42
Investment linked – exempt (after tax)	7.87 – 8.09	8.41 – 8.80
Investment account – ordinary business (after tax)	3.89	4.32
Investment account – superannuation business (after tax)	4.74	5.25
Investment account – exempt (after tax)	5.53	6.13

Bonuses

     The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

     The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For Participating Business, expenses continue on the previous charging basis with adjustments for actual experience and are assumed to increase in line with inflation each year.

Investment management expenses

     There have been no significant changes to the investment management expense assumptions.

Inflation

     The inflation assumption is consistent with the investment earning assumptions.

Benefit indexation

     The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

     The taxation basis and rates assumed vary by territory and product type.

Voluntary discontinuance

     Discontinuance rates were based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

     Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

     Unit prices were assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and morbidity

     Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

Solvency

Australian life insurers

     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 ‘Solvency Standard’ (‘AS2.03’) prescribes a minimum capital requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

     Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the insurance funds and other activities of the Bank.

Disaggregated information

     Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds that were distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which will be lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various insurance statutory funds and their shareholder funds.

Directors’ Declaration

Directors’ Declaration

11. Intangible Assets

	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Purchased goodwill — Colonial	5,591	5,591	5,591
Purchased goodwill — other	1,167	1,155	1,155
Accumulated amortisation	(2,203)	(2,041)	(1,879)

Total intangible assets	4,555	4,705	4,867

12. Amortisation Schedule

	Half Year Ended
	31/12/04	30/06/04	31/12/03
	$M	$M	$M

Goodwill
Opening balance	4,705	4,867	5,029
Purchased goodwill (1)	12	—	—
Amortisation for the year	(162)	(162)	(162)

Closing balance	4,555	4,705	4,867

(1) Relates to the purchase of AOT Australia Ltd.

Directors’ Declaration

13. Summary

				Half Year	Half Year	Half Year	Half Year		Half Year
			Page	Dec 04	Jun 04	Dec 03	Dec 04 v Jun 04		Dec 04 v Dec 03
								%		%
Total
Net profit after tax — cash basis	$	m	5	1,756	1,455	1,240	301	21	516	42
Appraisal value uplift	$	m	5	265	36	165	229	large	100	61
Goodwill Amortisation	$	m	5	(162)	(162)	(162)	—	—	—	—
Net profit after tax — statutory	$	m	5	1,859	1,329	1,243	530	40	616	50
Earnings per share cash basis — basic (cents)	Cents		5	133.5	111.1	95.5	22.4	20	38.0	40
Dividend per share	Cents		5	85	104	79
Dividend pay-out ratio cash basis		%	5	63.9	94.4	82.9
Tier 1 capital		%	6	7.46	7.43	7.26	0.03	3bpts	0.20	20bpts
Total capital		%	6	9.60	10.25	9.46	(0.65)	(65)bpts	0.14	14bpts
Adjusted common equity		%	6	4.76	4.75	4.61	0.01	1bpt	0.15	15bpts
Number of full time equivalent staff	No.		7	35,442	36,296	34,956	(854)	(2.4)	486	1
Return on equity — cash		%	5	16.0	13.6	11.9	2.5	250bpts	4.1	410bpts
Weighted average number of shares — basic	No.		5	1,269	1,255	1,257	14	1	12	1
Net tangible assets per share	$		62	12.72	12.22	11.61	0.50	4.09	1.11	9.56

Banking
Net profit after tax — cash basis	$	m	9	1,417	1,206	970	211	17	447	46
Net Interest Income	$	m	9	2,933	2,739	2,671	194	7	262	10
Net Interest Margin		%	6	2.44	2.46	2.60	(0.02)	(2)bpts	(0.16)	(16)bpts
Other banking income	$	m	9	1,412	1,471	1,375	(59)	(4)	37	3
Average interest earning assets	$	m	9	238,402	224,160	204,323	14,242	6	34,079	17
Average interest earning liabilities	$	m	9	220,908	206,473	188,688	14,435	7	32,220	17
Bad debts charge	$	m	9	146	126	150	20	16	(4)	(3)
Bad debts to risk weighted assets		%	9	0.08	0.07	0.10	0.01	1bpt	(0.02)	(2)bpts
General provision to risk weighted assets		%	9	0.76	0.82	0.86	(0.06)	(6)bpts	(0.10)	(10)bpts
Total provision to gross impaired assets		%	9	373.0	451.8	271.6	(78.8)	(17.4)	101.4	37
Specific Provision to Impaired Assets		%	15	43.1	42.1	34.6	1.0	2.4	8.5	25
Risk weighted assets	$	m	9	180,673	169,321	157,471	11,352	6.7	23,202	15

Funds Management
Net profit after tax — cash basis	$	m	17	179	151	117	28	19	62	53
Shareholder investment returns	$	m	17	24	12	14	12	large	10	71
Average funds under administration	$	m	17	112,185	107,211	103,818	4,974	5	8,367	8
Net (outflows) / inflows	$	m	17	850	(260)	1,106	1,110	large	(256)	(23)
Income to average funds under administration		%	17	1.10	1.09	1.13	0.01	1	(0.03)	(3)

Insurance
Net profit after tax — cash basis	$	m	21	160	98	153	62	63	7	5
Shareholder investment returns	$	m	21	121	43	127	78	large	(6)	(5)
Inforce premiums	$	m	22	1,199	1,167	1,102	32	3	97	9

Funds Management and Life Insurance Company Valuations
Profits	$	m	24	332	249	270	83	33.3	62	23
Capital Movements	$	m	24	(4)	17	35	(21)	large	(39)	large
Dividends	$	m	24	(433)	(555)	(345)	122	(22)	(88)	26
Disposals and Acquisitions	$	m	24	(30)	—	—	(30)		(30)
Acquired Excess	$	m	24	30	—	—	30		30
Foreign exchange movements	$	m	24	(66)	50	(66)	(116)	large	—	—
Net appraisal value uplift/(reduction)	$	m	24	265	36	165	229	large	100	61
Total movement in carrying value	$	m	24	94	(203)	59	297	large	35	59

Directors’ Declaration

14. Analysis Template

Profit Summary - Input schedule	Half Year Dec-04 $m	Half Year Jun-04 $m	Half Year Dec-03 $m	December 2004 Profit Announcement
Income				
Net Interest Income	2,933	2,739	2,671	page 6
Other banking operating income	1,412	1,471	1,375	page 6
Total Banking Income	**4,345**	**4,210**	**4,046**	
Operating Income	615	576	582	page 17
Shareholder investment returns	24	12	14	page 17
Policyholder tax benefits	52	67	82	page 17
Funds Management income	**691**	**655**	**678**	
Operating Income - Life insurance	330	315	303	page 21
Operating Income - General insurance	30	41	19	page 21
Operating Income Insurance	**360**	**356**	**322**	
Shareholder investment returns	121	43	127	page 21
Policyholder tax	59	16	38	page 21
Insurance Income	**540**	**415**	**487**	
Total Income	**5,576**	**5,280**	**5,211**	
Expenses				
Banking	2,160	2,140	2,051	page 9
Funds Management	406	390	416	page 17
Insurance	262	261	242	page 21
Operating Expenses	**2,828**	**2,791**	**2,709**	
Banking	15	235	463	page 9
Funds Management	12	10	27	page 17
Insurance	1	10	4	page 21
Which new Bank	**28**	**255**	**494**	
Total Expenses	**2,856**	**3,046**	**3,203**	
Profit before bad debt expense	**2,720**	**2,234**	**2,008**	
Charge for Bad and Doubtful Debts	146	126	150	page 6
Profit before tax expense	**2,574**	**2,108**	**1,858**	
Income Tax - Policyholder	111	83	120	
Income Tax - Corporate	702	565	494	page 6
Income Tax	**813**	**648**	**614**	
Operating Profit after Tax	**1,761**	**1,460**	**1,244**	
Outside Equity Interest (OEI)	**5**	**5**	**4**	page 6
Net Profit After Tax & OEI – Cash Basis	**1,756**	**1,455**	**1,240**	
Appraisal Value Uplift	265	36	165	page 6
Goodwill Amortisation	(162)	(162)	(162)	page 6
Net Profit after Tax & OEI - Statutory	**1,859**	**1,329**	**1,243**	
Investment Return on Shareholder Funds	145	55	141	
Tax Expense on Shareholder Investment Returns	34	2	42	page 23
Shareholder Investment Returns - after tax	**111**	**53**	**99**	
Which new Bank	28	255	494	
Tax Expense on Which new Bank	(9)	(66)	(148)	page 7
Which new Bank - after tax	**19**	**189**	**346**	
Other Data				
Average Interest Earning Assets	238,402	224,160	204,323	page 6
Average Net Assets	24,976	24,043	22,677	page 27 -average of opening & closing balance
Average Outside Equity Interest	2,261	2,328	2,152	page 27 -average of opening & closing balance
Average preference shares & other equity instruments	2,259	1,889	1,103	page 27 -average of opening & closing balance
Accumulated AV uplift and goodwill	(612)	(715)	(589)	
Preference dividends	61	62	39	page 5
Average number of shares	1,289	1,255	1,257	page 5
Average number of shares - fully diluted	1,270	1,256	1,258	page 5
Dividends per share	85	104	79	page 5
No of shares at end of period	1,274	1,264	1,261	page 52
Average Funds under Administration	112,185	107,211	103,818	page 17
Operating expenses - Internal	5	7	7	page 21
Avg Inforce Premiums	1,183	1,135	1,089	page 22 -average of opening & closing balance
Net Assets	25,067	24,885	23,201	page 27
Goodwill	4,555	4,705	4,867	page 27
Outside Equity Interests	2,042	2,480	2,175	page 27
Preference Share Capital	687	687	687	page 27
Other equity instruments	1,573	1,573	832	page 27
Tier One capital	13,487	12,588	11,438	page 50
Eligible Loan Capital	298	338	311	page 50
Preference Share capital	687	687	687	page 50
Other equity interests	1,573	1,573	832	page 50
Outside Equity Interest (net of OEI deducted from Tier 1 capita	518	190	181	page 50
Investment in non consolidated subsidiaries (net of Intangible component deducted from Tier 1 capital)	1,776	1,886	2,075	page 50
Other deductions	27	5	-	page 50
Other	-	139	(86)	page 50
Risk Weighted Assets	180,673	169,321	157,471	page 51

Directors’ Declaration

14. Analysis Template (Cont’d)

Directors’ Declaration

14. Analysis Template (Cont’d)

Directors’ Declaration

15. Definitions

Term	Description

Appraisal Value	The embedded value plus estimated value of profits from future business.

Banking	Banking operations includes retail, institutional and business banking, Asia Pacific banking, treasury and centre support functions. Retail banking operations include banking services, which were distributed through the Premium and Retail distribution divisions. Institutional and business banking includes banking services which, were distributed to all business customers through the Institutional and Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on preference shares).

Dividend Payout Ratio (“Cash Basis”) (1)	Dividends payout ratio calculated using net profit after tax (“cash basis”)

Dividend Cover (“Cash Basis”) (1)	Dividends per share divided by Earnings per share – cash basis – basic

DRP	Dividend reinvestment plan.

DRP Participation Rate	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 1027: Earnings per Share. Dividends paid on preference shares and other equity instruments are deducted from earnings to arrive at earnings per share (31 December 2004: $61 million).

Earnings Per Share (“Cash Basis”) (1)	Calculated using net profit after tax (“cash basis”)

Embedded Value	The estimated value of future profits from existing business together with net tangible assets.

Funds Management	Funds management business includes the Investment & Insurance division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Investment & Insurance division and the International Financial Services division and general insurance.

Net Profit after Tax (“Cash Basis”) (1)	Represents profit after tax and outside equity interest before appraisal value uplift /(reduction) and goodwill amortisation.

Net Profit after Tax (“Statutory”)	Represents profit after tax and outside equity interests and after goodwill amortisation and appraisal value uplift/(reduction). This is equivalent to the statutory item “Net Profit attributable to Members of the Bank”.

Net Tangible Assets per Share	Net assets excluding goodwill, outside equity interests, preference shares and other equity instruments divided by ordinary shares on issue at the end of the period.

Return on Average Shareholders’ Equity	Based on net profit after tax (annualised) and outside equity interests applied to average shareholders equity, excluding outside equity interests, preference share and other equity instruments.

Return on Average Shareholders Equity Cash Basis (1)	As per the return on average shareholder equity, excluding the effect of goodwill amortisation and appraisal value uplift/(reduction) from profit and equity.

Return on Average Total Assets	Based on profit after tax and outside equity interests (annualised). Averages were based on beginning and end of period balances.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior year staff numbers have been restated to reflect this.

Directors’ Declaration

(1) Refer to page 4 for Financial Information Definitions

Directors’ Declaration
Market Share Calculations

RETAIL

Home Loans:	Total Household Loans(APRA) – MISA (Pre Sep 04) + Securitised Assets (APRA) + Homepath
Total Housing Loans (incl securitisations) (from RBA which includes Non Bank Financial Institutions’s (“NBFI”) unlike APRA)*

Credit Cards:	CBA Total Credit Card Lending (APRA)
Total Credit Cards with Interest Free + Total Credit Cards without Interest Free (from RBA which includes NBFI’s unlike APRA)*

Retail Deposits:	CBA Current Deposits with banks + Term (excl CD’s) + Other (All as reported to RBA)
Total Current Deposits with banks + Term(excl CD’s) + Other (from RBA Monetary Aggregates which includes NBFI’s unlike APRA)*

BUSINESS

Business Lending**	CBA Business Credit (as reported to RBA)
Total Business Credit (per RBA Table Lending & Credit Aggregates) (Includes Debt securities & bills unlike APRA)*

* The RBA restates numbers retrospectively when required. This may be due to a change in definition, the inclusion of a new participant or correction of errors in prior returns. The Bank will restate its market shares where the RBA denominator has changed.

** In the 2004 Annual Report the Bank’s Business Lending market share was reported as 14.2% at 30 June 2004. In July 2004 the RBA made the decision to include securitised balances from discrete independent entities and retrospectively adjusted the numbers. Using the RBA restated balances the Bank’s 30 June 2004 revised market share is 13.8%.

16. Auditor Independence

     For information on the U.S. Securities and Exchange Commission’s (the “SEC”) request for information relating to the Bank’s relationship with the Ernst & Young since July 1, 2000 and certain activities undertaken by Ernst & Young professionals that may have been impermissible under the SEC’s rules, refer to the discussion under “Corporate Governance” beginning on page 59 of our Annual Report on Form 20-F for the year ended June 30, 2004.